McDonald's Corporation

NOTICE OF 2017 ANNUAL MEETING AND PROXY STATEMENT



A LETTER TO OUR SHAREHOLDERS FROM THE CHAIRMAN OF THE BOARD

Dear Fellow McDonald's Shareholders,

Following last year's Annual Shareholders' Meeting, I was honored to be elected as Chairman by your Board of Directors. In my new role, I have focused my efforts on furthering the Board's commitment to enhancing shareholder value.

I am pleased to update you on the Company's progress as we transition from revitalizing the McDonald's Brand to strengthening the business for long-term sustainable growth.

2015-2016 business performance. The Board named Steve Easterbrook as President and CEO in 2015, with a mandate that he lead a turnaround of the McDonald's business. We knew we had to change, for our customers and our shareholders. As the turnaround strategy evolved into action, the last eighteen months proved to be a time of purposeful change, fueled by four key areas of focus.

First, the Company restructured the business around four operating segments, becoming a more efficient organization. The Board and Steve built a strong leadership team, including naming presidents for each new segment, as well as new leaders in key areas such as strategy, people, marketing and communications. Including Steve, all are thoughtful innovators, passionate about McDonald's and willing to challenge the status quo. Second, management embarked on a plan to refranchise 4,000 restaurants by the end of 2018, bolstering McDonald's outstanding network of dedicated and independent franchisees and developmental licensees. The Company is well on its way to achieving the plan and will likely meet this goal by the end of 2017. Third, the Company targeted $500 million of net G&A savings by the end of 2018, supported in large part by the refranchising strategy as well as a more stringent discipline around spending throughout the Company. We have made meaningful progress on this initiative and are on track to achieve this target by the end of 2018. Fourth was the completion of our three-year plan to return $30 billion to shareholders by the end of 2016. That target was achieved, including the return of more than $14 billion to shareholders in 2016 - $11 billion of share repurchases and more than $3 billion in dividends, including a 6% dividend increase in the fourth quarter.

Quite simply, McDonald's is now more focused, forward looking, fit for purpose and committed to sustaining operating growth. All of these purposeful changes resulted in improved financial results for 2016, notably our strongest year of global comparable sales since 2011. We also increased operating income and earnings per share, and grew restaurant cash flows worldwide. On behalf of the Board, I can state with confidence that Steve is the right leader for McDonald's, and that he and his team are well-positioned to build on the success of 2016.

Board composition and structure. Our Board reflects a diverse, engaged group of Directors with relevant skills and backgrounds to oversee the McDonald's business now and into the future. Since 2015, we have added four new Directors to the Board and four Directors retired, ensuring an appropriate mix of tenure that provides fresh perspectives balanced with institutional knowledge as we accelerate growth. Dr. Walter Massey will be retiring from the Board and not standing for re-election in 2017. We thank Walter for his 19 years of dedicated service to McDonald's and our shareholders.

Our Governance Committee continues to utilize a comprehensive process to identify potential Director candidates who can contribute to the overall effectiveness of the Board as the need arises. We also have a robust Board evaluation process that includes regular self-assessment and Director peer review. We remain committed to ensuring that we have the right Directors in place to oversee the Company's business and serve the interests of McDonald's shareholders well into the future.

After becoming Chairman, I established a new Public Policy & Strategy Committee of the Board, designed to provide attentive oversight and counsel to management on the Company's short- and long-term strategies, as well as on other matters that could affect McDonald's iconic Brand. We also took the opportunity to rotate our other Committee memberships and most Committee Chairs, resulting in refreshing dialogue and renewed energy for all of the Directors. One thing that has not changed is our commitment to strong governance practices that appropriately balance the interests of the Company and our shareholders.

2017 and beyond. On March 1 of this year, I was pleased to participate in the Company's announcement of our new global "customer-centric" growth plan during a McDonald's Investor Day event in Chicago. Steve and his team outlined the plan, new financial targets and initiatives to unlock meaningful growth and increase guest counts. Briefly, the plan focuses on enhancing digital capabilities and technology to elevate the customer experience; redefining customer convenience through delivery; accelerating deployment of Experience of the Future restaurants in the U.S.; initiating a new $22-24 billion target for cash return to shareholders for the three-year period ending 2019; and establishing new financial performance targets beginning in 2019.

We are optimistic about the trajectory of McDonald's growth opportunities and the focus on efforts to build and sustain profitable, long-term growth. On behalf of the Board of Directors, I thank you for your continued support.

See you in the restaurants.

Sincerely,

Enrique Hernandez, Jr.
Chairman of the Board

NOTICE OF THE ANNUAL SHAREHOLDERS' MEETING

Time and Date:
8:30 a.m. Central Time on Wednesday, May 24, 2017

Place:
The Prairie Ballroom at The Lodge at McDonald's Office Campus
2815 Jorie Boulevard, Oak Brook, Illinois 60523

Record Date:
March 27, 2017

Voting:
Shareholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each Director position and one vote for each of the other proposals.

To McDonald's Corporation Shareholders:
McDonald's Corporation will hold its 2017 Annual Shareholders' Meeting (Annual Meeting or Annual Shareholders' Meeting) on Wednesday, May 24, 2017, at 8:30 a.m. Central Time in the Prairie Ballroom at The Lodge at McDonald's Office Campus, Oak Brook, Illinois. The registration desk will open at 7:30 a.m. At the meeting, shareholders will be asked to consider and vote upon the following proposals:

1. Election of 11 Directors named in the Proxy Statement, each for a one-year term expiring in 2018;
2. Advisory vote to approve executive compensation;
3. Advisory vote on the frequency of future advisory votes to approve executive compensation;
4. Approval of the material terms of the performance goals for awards under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan;
5. Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2017; and
6. Advisory votes on seven shareholder proposals, if properly presented.

In addition, we will transact any other business properly presented at the meeting, including any adjournment or postponement thereof, by or at the direction of the Board of Directors.

Your Board of Directors recommends that you vote **FOR** the Board's nominees for the election of Directors, **FOR** the approval of our executive compensation, in favor of a **ONE YEAR** advisory vote on executive compensation, **FOR** the approval of the material terms of the performance goals for awards under the 2012 Omnibus Stock Ownership Plan, **FOR** the approval of the appointment of the independent auditor and **AGAINST** all of the shareholder proposals.

To listen to the live audiocast of the Annual Meeting, go to *www.investor.mcdonalds.com* and click on the appropriate link. The Annual Meeting audiocast will be available for a limited time after the meeting.

Seating at the Annual Meeting is very limited. If you plan to attend the meeting in person, you must pre-register with McDonald's Shareholder Services prior to the meeting. See page 86 for information about how to pre-register.

By order of the Board of Directors,

Jerome N. Krulewitch (signature)

Jerome N. Krulewitch
Corporate Secretary
Oak Brook, Illinois
April 13, 2017

Your vote is important
Please consider the issues presented in this Proxy Statement and vote your shares as promptly as possible.

Internet



www.proxyvote.com

Telephone



800-690-6903
Dial toll-free 24/7

Mail



If you received a proxy/voting instruction card by mail, you can mark, date, sign and return it in the postage-paid envelope furnished for that purpose.

The Company will provide the Notice of Internet Availability, electronic delivery of the proxy materials or mailing of the 2017 Proxy Statement, the 2016 Annual Report on Form 10-K and a proxy card to shareholders beginning on or about April 13, 2017.

TABLE OF CONTENTS



PROXY SUMMARY

This summary contains highlights about the Company and the upcoming 2017 Annual Shareholders' Meeting. This summary does not contain all of the information that you should consider in advance of the meeting, and we encourage you to read the entire Proxy Statement and our 2016 Annual Report on Form 10-K carefully before voting.

NEW CUSTOMER-CENTRIC GROWTH STRATEGY

Velocity Growth Plan



A
BETTER

BRAND PURPOSE
Making delicious feel good moments easy for everyone

OUR CULTURE
Customer Obsessed   Better Together   Committed to Lead

OUR FOUNDATION   Running great restaurants

Customer Outcomes

- Improve food quality/taste scores
- Be more convenient — make customers' lives easier
- Grow traffic share

Business Outcomes*

- Increase Systemwide sales 3 to 5%
- Grow operating margin to the mid-40% range
- Deliver earnings per share in the high-single digits
- Raise return on incremental invested capital to the mid-20% range

* *Long-term, average annual constant currency targets, beginning in 2019.*

On March 1, 2017, the Company announced its new "Velocity Growth Plan," shifting its focus from turnaround to growth. We are going after the tremendous opportunity at the core of our business by building a better McDonald's, not a different one. Our actions are focused on tapping into our unique competitive advantages – unmatched global scale, iconic Brand and local market presence.

Specifically, the three pillars of the new strategy are to:



RETAIN	REGAIN	CONVERT
our customer base by fortifying and extending our areas of strength, including breakfast and family occasions	customers we have lost with a focus on food quality, convenience and value	casual customers through greater emphasis on coffee and other snack offerings

At the same time, we remain relentlessly focused on the fundamentals of running great restaurants. As important as what we do is what we do not do – we are concentrating on our biggest opportunities and not doing the smaller things. We are building a Brand that makes delicious feel good moments easy for everyone. We have a keen sense of who we are, the customers we serve and what we will do to win back our customers.

GOVERNANCE HIGHLIGHTS

Our Board continues to evolve, including with the election of a new independent Chairman. As always, the Board continues to review, evaluate and enhance our governance. This is informed by feedback received from shareholders and evolving best practices, including:

Board refreshment. After the 2016 Annual Shareholders' Meeting, the Board elected Enrique Hernandez, Jr. to be its next independent Chairman after the retirement of Andy McKenna. Mr. McKenna continues to advise the Board in his role as Chairman Emeritus. Later in 2016, Dr. Walter Massey announced that he would retire from the Board and not stand for reelection at the upcoming Annual Shareholders' Meeting.

Committee refreshment. Following his election, Chairman Hernandez and the Board announced the creation of a new Board Committee – the Public Policy & Strategy Committee – to provide oversight and counsel to management on the Company's short- and long-term strategies, as well as on other matters that could affect the McDonald's iconic Brand. This action was complemented by the Board's rotation of Committee members among the various standing Committees, and the appointment of new Chairs for each of the Audit & Finance, Compensation, Sustainability & Corporate Responsibility and Public Policy & Strategy Committees.

Shareholder engagement. Management continues to engage – together with participation from members of our Board – with a significant portion and variety of domestic and international shareholders, including index funds, union and public pension funds, actively-managed funds and socially-responsible investment funds. Over the past year, we have engaged with representatives of more than 30% of our outstanding shares on a variety of topics, including our turnaround and growth plans, board composition, corporate governance, executive compensation, and environmental and social issues.

BOARD OF DIRECTORS

Our current Board continues to reflect a diverse, highly-engaged group of Directors with a range of experiences.



Independence	Diversity	Experience
All independent, except the CEO	>50% are women or minorities	Fresh perspectives balanced with institutional knowledge

Strong Board and Governance Practices

✔ Separate Chairman and CEO roles, including a new independent Chairman elected in 2016	✔ Ongoing shareholder outreach and engagement
✔ Diverse, independent Board	✔ Annual election of Directors
✔ New Public Policy & Strategy Committee	✔ Majority voting standard for uncontested Director elections
✔ Committee memberships and Chairs refreshed in 2016	✔ Proxy access for Director candidates nominated by shareholders
✔ Board Committees are 100% independent (except Executive Committee)	✔ Shareholder right to call special meetings
✔ Robust annual Board and Committee self-assessments and Director peer review	✔ Capital structure that requires one vote per share of common stock
✔ Executive sessions of independent Directors generally scheduled for each regular Board meeting	✔ Regular succession planning at CEO, senior management and Board levels
✔ Limited membership on other public company boards	✔ No shareholder rights plan
✔ Stock ownership guidelines for Directors	✔ Public disclosure of corporate political contributions

The following table provides summary information about our Directors who are nominees for re-election at the 2017 Annual Shareholders' Meeting. Additional information regarding our Directors may be found beginning on page 14.

Name	Director since	Primary occupation	Independent	Committee membership					
				AFC	CC	GC	SCR	PPS	EC
Lloyd Dean	2015	President and CEO Dignity Health	✔	● F	●				
Stephen Easterbrook	2015	President and CEO McDonald's							C
Robert Eckert	2003	Operating Partner Friedman, Fleischer & Lowe	✔			●		C	●
Margaret Georgiadis	2015	CEO Mattel	✔		●		●		
Enrique Hernandez, Jr. *Chairman of the Board*	1996	Chairman, President and CEO Inter-Con Security Systems	✔			●		●	●
Jeanne Jackson	1999	President, Senior Strategic Advisor NIKE	✔		C	●			●
Richard Lenny	2005	Non-executive Chairman Information Resources	✔			●	●		
John Mulligan	2015	Executive Vice President and COO Target	✔	C F				●	●
Sheila Penrose	2006	Non-executive Chairman Jones Lang LaSalle	✔		●		C		
John Rogers, Jr.	2003	Founder, Chairman and CEO Ariel Investments	✔		●	●			
Miles White	2009	Chairman and CEO Abbott Laboratories	✔			C		●	●
Number of Committee meetings held in 2016:				8	6	5	4	2	1
2016 average meeting attendance for Board of Director meetings: 95%				93%	89%	100%	100%	100%	67%

AFC = Audit & Finance Committee
CC = Compensation Committee
GC = Governance Committee

SCR = Sustainability & Corporate Responsibility Committee
PPS = Public Policy & Strategy Committee
EC = Executive Committee

● = Member
C = Committee Chair
F = Financial Expert

EXECUTIVE COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to support business initiatives, align the interests of our executives with those of our shareholders and strongly link pay and performance. We believe that our compensation program effectively incentivizes our executives through a mix of short- and long-term awards, which include rigorous performance goals that utilize objective metrics designed to drive the Company's business strategy.

Below is a summary of our 2016 executive compensation program:

Key compensation elements	Performance-based	Primary metric	Key terms
Base Salary		N/A	• Evaluated based on individual circumstances, including responsibility, performance and tenure
Short-Term Incentive Plan (STIP)	✔	• Operating income growth	• Includes objective modifiers that can impact payouts
Stock Options	✔	• Share price	• Vest 25% per year • 10-year term
Performance-Based Restricted Stock Units (RSUs)	✔	• Compound annual net income growth • Return on incremental invested capital (ROIIC) • Share price	• Cliff vest at end of three-year service period, subject to achievement of net income and ROIIC thresholds

The primary change from the Company's 2015 executive compensation program was the elimination of our long-term cash incentive plan (Cash LTIP) moving forward. Beginning in 2016, long-term incentives will be delivered in generally equal economic proportions between performance-based RSUs and stock options to more closely align executive compensation with shareholder interests, and to better reflect market practice. Further, metrics for performance-based RSUs now include net income growth and ROIIC thresholds (versus earnings per share growth, which was used in prior years) to align executives with the Company's new growth strategy.

Performance-based Compensation



90% of CEO direct compensation opportunity is 'at risk'

81% of named executive officers direct compensation opportunity is 'at risk'

• 195.5% payout for Corporate employees under 2016 STIP
• 15.6% payout under 2014-2016 Cash LTIP
• 35% vesting of 2014-2016 performance-based RSUs

As further described in our Compensation Discussion and Analysis beginning on page 34, our turnaround efforts produced strong results in 2016, including:

• 3.8% increase in global comparable sales
• 8% (11% in constant currency) increase in operating income
• 13% (16% in constant currency) increase in diluted earnings per share

Demonstrating our strong pay-for-performance culture, the Company's 2016 performance resulted in a Corporate STIP payout equal to 195.5% of target; however, as performance in prior years was not as strong, the 2014-2016 Cash LTIP paid out at 15.6% of target and only 35% of the 2014-2016 RSUs vested. The Company believes our 2016 incentive payouts highlight the appropriate balance of short- and long-term awards supported by challenging performance targets.

Our Compensation Committee adheres to the following best practices.

What We Do	
	✔ Strong pay-for-performance alignment
	✔ Challenging quantitative performance targets
	✔ Performance metrics align interests of management with interests of shareholders
	✔ Majority of direct compensation paid over the long term
	✔ Double-trigger change in control provisions
	✔ Independent compensation consultant
	✔ Significant stock ownership and retention requirements
	✔ Anti-hedging and pledging policy
	✔ Clawback provisions

What We Don't Do	
	✘ No change in control agreements
	✘ No tax gross-up on perquisites
	✘ No repricing of stock options
	✘ No backdating of stock options
	✘ Do not encourage unreasonable risk taking
	✘ No employment agreements

VOTING MATTERS

Item	Matter to be voted on	Board recommendation	Page reference (for more detail)
Management proposals			
Proposal No. 1	Election of 11 Directors, each for a one-year term expiring in 2018	**FOR** each nominee	13
Proposal No. 2	Advisory vote to approve executive compensation	**FOR**	54
Proposal No. 3	Advisory vote on the frequency of future advisory votes to approve executive compensation	**ONE YEAR**	54
Proposal No. 4	Approval of the material terms of the performance goals for awards under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan	**FOR**	55
Proposal No. 5	Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2017	**FOR**	60
Shareholder proposals			
Proposal Nos. 6 – 12	Advisory votes on seven shareholder proposals, if properly presented	**AGAINST** each proposal	61- 76



ELECTION OF DIRECTORS



PROPOSAL NO. 1

Election of Directors

The Board of Directors recommends the following nominees for election to the Board of Directors for a one-year term beginning in May and continuing until the 2018 Annual Shareholders' Meeting: Lloyd Dean; Stephen Easterbrook; Robert Eckert; Margaret Georgiadis; Enrique Hernandez, Jr.; Jeanne Jackson; Richard Lenny; John Mulligan; Sheila Penrose; John Rogers, Jr. and Miles White. Walter Massey will retire from the Board effective as of the 2017 Annual Shareholders' Meeting and will not stand for re-election.

👍 The Board recommends a vote **FOR** each of the 11 Director nominees.

In connection with our Annual Shareholders' Meeting, the size of our Board will be decreased by one Director, so that a total of 11 Directors will be standing for re-election, 10 of whom are independent.

Nominees who receive a majority of the votes cast will be elected. Each of the incumbent Directors has tendered an irrevocable resignation that will be effective if (i) the nominee does not receive a majority of the votes cast and (ii) upon the recommendation of the Governance Committee, the Board accepts the resignation following the meeting.

The Board of Directors expects all nominees to be available for election. If any of them should become unavailable to serve as a Director for any reason prior to the Annual Shareholders' Meeting, the Board may substitute another person as a nominee. If you have voted for the unavailable nominee, your shares will be voted for the substitute nominee.

 The Board of Directors recommends that shareholders vote **FOR** all nominees.

DIRECTOR QUALIFICATIONS

Our Board is a diverse, highly engaged group of individuals that provides strong, effective oversight of our Company. Both individually and collectively, our Directors have the qualifications, skills and experience needed to inform and oversee the Company's long-term strategic growth priorities. Importantly, each Director has senior executive experience, in many cases as CEO, in large organizations, often with significant global operations, and eight of our Directors have leadership experience in the consumer goods or food sector.

These and the other skills and attributes discussed below are taken into account in connection with Board succession planning and Director selection. For example, Directors Margaret Georgiadis and John Mulligan, who joined the Board in 2015, add to the Board's qualifications on technology, digital initiatives and cyber-security oversight. Directors Lloyd Dean who also joined the Board in 2015 and John Mulligan supplement the Board's skills regarding capital structure strategy and resource allocation priorities. They replaced two retiring Directors as "audit committee financial experts," facilitating a smooth transition of financial reporting and accounting oversight.

The following are among the key attributes and skills possessed by all of our Directors:

✔ High Integrity	✔ Strength of Character and Judgment	✔ Intellectual/Analytical Skills
✔ Proven Record of Success	✔ Knowledge of Corporate Governance Practices	✔ Strategic Planning
✔ Leadership	✔ Talent Management/Succession Planning	✔ Risk Assessment

Our Director nominees' individual experiences, qualifications, attributes and skills are highlighted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list of each nominee's skills or contributions to the Board. Further biographical information about each Director standing for re-election is set forth on the following pages.

	Dean	Easterbrook	Eckert	Georgiadis	Hernandez	Jackson	Lenny	Mulligan	Penrose	Rogers	White
CEO/Operating Head Leadership	●	●	●	●	●	●	●	●	●	●	●
Other Public Company Board	●		●	●	●	●	●		●	●	●
Board Chair and/or Committee Chair	●		●		●	●	●	●	●	●	●
Global Brand Management		●	●	●	●	●	●		●		●
Marketing and Consumer Insight		●	●	●		●	●	●			●
Technology, Digital and/or Cyber-security		●		●		●		●			
Consumer Goods/Food		●	●	●	●	●	●	●			●
Real Estate								●	●		
Financial	●	●	●	●	●	●	●	●	●	●	●
Sustainability/Corporate Responsibility	●	●					●		●	●	
Ethnic/Gender Diversity	●			●	●	●			●	●	

BIOGRAPHICAL INFORMATION

Lloyd Dean



Age: 66
Director since: 2015

McDonald's Committees
• Audit & Finance
• Compensation

Other public company directorships
Wells Fargo & Company

Former public company directorships (within past five years)
Navigant Consulting, Inc.; Cytori Therapeutics, Inc. and Premier, Inc.

Career highlights
Dignity Health, *a not-for-profit healthcare system*
• President and Chief Executive Officer (2000 - Present)
Advocate Health Care, *a healthcare organization*
• Chief Operating Officer (1997 - 2000)

Experience and qualifications
In his career in executive management at leading healthcare organizations, Mr. Dean has led significant strategic, operational and financial transformations, which enables him to contribute an important perspective to the Board's discussion of opportunities and challenges in a constantly changing business environment. We also benefit from Mr. Dean's finance, systems operations, service quality and human resources expertise.

Stephen Easterbrook



Age: 49
Director since: 2015

McDonald's Committees
• Executive (Chair since 2015)

Other public company directorships
None

Former public company directorships (within past five years)
None

Career highlights
McDonald's Corporation
• President and Chief Executive Officer (March 2015 - Present)
• Corporate Senior Executive Vice President and Global Chief Brand Officer (May 2014 - February 2015)
• Corporate Executive Vice President and Global Chief Brand Officer (June 2013 - April 2014)
• President, McDonald's Europe (December 2010 - September 2011)
Wagamama Limited, *a Japanese-inspired restaurant company*
• Chief Executive Officer (September 2012 - May 2013)
Pizza Express Limited, *a casual dining company in the U.K.*
• Chief Executive Officer (September 2011 - September 2012)

Experience and qualifications
Mr. Easterbrook's experience enables him to contribute an important Company perspective and comprehensive industry knowledge to Board discussions about the Company's business and relationships with key constituencies and stakeholders in the McDonald's system, including franchisees and suppliers. This experience adds to our Board's knowledge and understanding as it oversees our global operations and strategy.

Robert Eckert



Age: 62
Director since: 2003

McDonald's Committees
- Public Policy & Strategy (Chair since 2016)
- Governance
- Executive

Other public company directorships
Amgen Inc.

Other directorships
Levi Strauss & Co.

Former public company directorships (within past five years)
Mattel, Inc.

Career highlights
Friedman, Fleischer & Lowe, LLC, *a private equity firm*
- Operating Partner (2014 - Present)
Mattel, Inc., *a designer, manufacturer and marketer of toy products*
- Chairman of the Board (2000 - 2012)
- Chief Executive Officer (2000 - 2011)
Kraft Foods Inc., *a packaged food company*
- Chief Executive Officer (1997 - 2000)

Experience and qualifications
Mr. Eckert's service as a chief executive officer of large, global consumer branded and food products companies contributes to our Board's understanding of business and product development, marketing, supply chain management and distribution, and consumer behavior. In addition, through his role on other companies' boards of directors, Mr. Eckert has extensive experience in corporate governance, leadership development and succession planning, finance, and risk assessment.

Margaret (Margo) Georgiadis



Age: 53
Director since: 2015

McDonald's Committees
- Audit & Finance
- Sustainability & Corporate Responsibility

Other public company directorships
Mattel, Inc.

Former public company directorships (within past five years)
The Jones Group, Inc. and Amyris, Inc.

Career highlights
Mattel, Inc., *a designer, manufacturer and marketer of toy products*
- Chief Executive Officer (February 2017 - Present)
Google Inc., *a global technology company*
- President, Americas (October 2011 - January 2017)
- Vice President, Global Sales Operations (October 2009 - April 2011)
Groupon, Inc., *a global online local marketplace*
- Chief Operating Officer (April 2011 - September 2011)
Synetro Capital LLC, *a private investment firm*
- Principal (January 2009 - September 2009)
Discover Financial Services, *a direct banking and payments company*
- Executive Vice President, Card Products and Chief Marketing Officer (2004 - 2008)

Experience and qualifications
Ms. Georgiadis' experience as a senior executive at large global businesses affords her a broad knowledge of global consumer businesses and marketing, as well as technology and digital initiatives. She has led teams that successfully have launched new products, and her achievements include the turnaround of a consumer finance business. Her knowledge in these and other areas provides critical insights to our business, particularly as the Board considers the impact of technology, including cyber-security risk.

Enrique Hernandez, Jr.



Age: 61
Chairman (since 2016)
Director since: 1996

McDonald's Committees
- Governance
- Public Policy & Strategy
- Executive

Other public company directorships
Chevron Corporation; Wells Fargo & Company and Nordstrom, Inc. (through May 2017)

Former public company directorships (within past five years)
None

Career highlights
Inter-Con Security Systems, Inc., *a provider of high-end security and facility support to government, utilities and industrial customers*
- Chairman, Chief Executive Officer and President (1986 - Present)

Nordstrom, Inc., *a leading fashion specialty retailer*
- Non-executive Chairman and Presiding Director (2006 - 2016)

Experience and qualifications
Mr. Hernandez is the chief executive officer of a global security company and has been a director of several large public companies in various industries. In addition, Mr. Hernandez served for five years as lead director and ten years as non-executive chairman and presiding director at Nordstrom, Inc., providing him with significant experience in corporate governance, leadership development and succession planning. Mr. Hernandez's experience also facilitates the Board's oversight and counsel regarding the Company's knowledge about strategy, business development, finance and risk assessment.

Jeanne Jackson



Age: 65
Director since: 1999

McDonald's Committees
- Compensation (Chair since 2016)
- Governance
- Executive

Other public company directorships
The Kraft Heinz Company and Delta Air Lines, Inc.

Former public company directorships (within past five years)
Motorola Mobility Holdings, Inc.

Career highlights
NIKE, Inc., *a designer, marketer and distributor of athletic footwear, apparel, equipment and accessories*
- President, Senior Strategic Advisor (2016 - Present)
- President, Product & Merchandising (2013 - 2016)
- President, Direct to Consumer (2009 - 2013)

MSP Capital, *a private investment company*
- Chief Executive Officer (2002 - 2009)

Walmart.com, *a private e-commerce enterprise*
- Chief Executive Officer (2000 - 2002)

Experience and qualifications
Ms. Jackson's extensive experience as a senior executive in global brand management, as well as her service as a director of large, public companies, provides the Board with insights on a broad range of topics, including product development, strategy and business development, leadership development and succession planning, finance, media and marketing and consumer behavior. These areas are important in the Board's oversight of our strategic direction and operations.

Richard Lenny



Age: 65
Director since: 2005

McDonald's Committees
- Compensation
- Sustainability & Corporate Responsibility

Other public company directorships
ConAgra Brands, Inc.; Discover Financial Services and Illinois Tool Works Inc.

Former public company directorships (within past five years)
None

Career highlights
Information Resources, Inc., *a leading market research firm*
- Non-executive Chairman (2013 - Present)

Friedman, Fleischer & Lowe, LLC, *a private equity firm*
- Senior Advisor (2014 - 2016)
- Operating Partner (2011 - 2014)

The Hershey Company, *a chocolate and snacks company*
- Chairman, President and Chief Executive Officer (2001 - 2007)

Experience and qualifications
Mr. Lenny's experience as a chief executive officer of a global retail food company with a major consumer brand is an asset to our Board given his knowledge of strategy and business development, finance, marketing and consumer insights, supply chain management and distribution, and risk assessment. Mr. Lenny also has a broad understanding of corporate governance from his service on other companies' boards of directors.

John Mulligan



Age: 51
Director since: 2015

McDonald's Committees
- Audit & Finance (Chair since 2016)
- Public Policy & Strategy
- Executive

Other public company directorships
None

Former public company directorships (within past five years)
None

Career highlights
Target Corporation, *a general merchandise retailer*
- Executive Vice President and Chief Operating Officer (2015 - Present)
- Executive Vice President and Chief Financial Officer (2012 - 2015)
- Senior Vice President, Treasury, Accounting and Operations (2010 - 2012)

Experience and qualifications
Mr. Mulligan's experience as a senior executive for a major consumer retailer has provided him with extensive experience in finance, supply chain, operations and properties. In addition, his experience in digital and technology issues, including cyber-security risk, is an important asset as the Board considers these topics and their potential impact on the Company. In addition, Mr. Mulligan's qualifications as an "audit committee financial expert" is an important attribute as Chair of our Audit & Finance Committee.

Sheila Penrose



Age: 71
Director since: 2006

McDonald's Committees
- Sustainability & Corporate Responsibility (Chair since 2016)
- Audit & Finance

Other public company directorships
Jones Lang LaSalle Incorporated

Former public company directorships (within past five years)
None

Career highlights
Jones Lang LaSalle Incorporated, *a global real estate services and investment management firm*
- Non-executive Chairman (2005 - Present)
Boston Consulting Group, *a global management consulting firm*
- Executive Advisor (2001 - 2008)
Northern Trust Corporation, *a financial services firm*
- President, Corporate and Institutional Services (1994 - 2000)

Experience and qualifications
Ms. Penrose brings to the Board extensive experience and knowledge of investment services, banking, and real estate, all areas of significance to the Company. She is well-versed in strategy and business development, finance, risk assessment, and leadership development and succession planning. Ms. Penrose also has significant experience in corporate governance from her service on other companies' boards of directors, including as non-executive chairman at Jones Lang LaSalle.

John Rogers, Jr.



Age: 59
Director since: 2003

McDonald's Committees
- Compensation
- Governance

Other public company directorships
Exelon Corporation

Registered investment company directorships
Ariel Investment Trust

Former public company directorships (within past five years)
Aon Corporation

Career highlights
Ariel Investments, LLC, *a privately held institutional money management firm*
- Founder, Chairman of the Board and Chief Executive Officer (1983 - Present)
Ariel Investment Trust
- Trustee (1986 - 1993; 2000 - Present)

Experience and qualifications
Mr. Rogers' experience as a long-serving chief executive officer of an institutional money management firm has given him broad knowledge of finance, risk assessment, leadership development and succession planning, as well as strategy and business development. Mr. Rogers' investment management knowledge also provides a unique perspective on investor relations. Mr. Rogers also brings perspective to the Company's corporate responsibility and community affairs initiatives.

Miles White



Age: 62
Director since: 2009

McDonald's Committees
- Governance
  (Chair since 2014)
- Public Policy & Strategy
- Executive

Other public company directorships
Abbott Laboratories and Caterpillar, Inc.

Former public company directorships (within past five years)
None

Career highlights
Abbott Laboratories, *a global pharmaceuticals and biotechnology company*
- Chairman and Chief Executive Officer (1999 - Present)

Experience and qualifications
As the long-standing chairman and chief executive officer of a large pharmaceutical, biotechnology and nutritional health products company, Mr. White has extensive knowledge of strategy and business development, risk assessment, finance, leadership development and succession planning, and corporate governance. In addition, he brings to the Board strong experience in addressing the needs of a global public company, as well as insights into the Board's responsibility in oversight of management and operations matters. As Governance Committee Chair, Mr. White leads the Company's succession planning and director candidate selection process, and he is often involved in shareholder engagement.

BOARD AND GOVERNANCE MATTERS



INDEPENDENT CHAIRMAN

Following the 2016 Annual Shareholders' Meeting, the Board elected Enrique Hernandez, Jr. to be our new, independent Chairman. Our former independent Chairman, Andrew McKenna, retired from the Board and was named Chairman Emeritus, an honorary position.

The principal duty of the Chairman is to lead and oversee the Board of Directors. The Chairman facilitates an open flow of information between management and the Board of Directors, and leads a critical evaluation of Company management, practices and adherence to the Company's strategic plan and objectives. The Chairman and Chief Executive Officer (CEO) roles have been separated since 2004, enabling the Chairman to focus on corporate governance matters and the CEO to focus on the Company's business. We find that this leadership structure fosters an open dialogue and constructive feedback among the independent Directors and management. It further allows the Board to effectively represent the best interests of all shareholders and contribute to the Company's long-term success.

COMPOSITION

The Company's Board of Directors reflects a diverse, highly-engaged group of Directors. The Governance Committee of the Board of Directors is responsible for maintaining a strong and diverse Board through a robust succession planning process, which includes recommending Directors for re-election and selecting new candidates with a solid record of accomplishment in their chosen fields.

The Governance Committee evaluates and determines the appropriate and desirable mix of characteristics, skills, experience and diversity for the Board as a whole, as well as the qualifications and attributes of individual Directors and candidates. Among other qualifications, the Committee considers: high integrity and business ethics; strength of character and judgment; independence from management; necessary skills to meet the evolving needs of our business; the ability and willingness to devote sufficient time to Board duties; and diversity in all its forms, including ethnicity, gender, geography and experience.

The Governance Committee also strives to achieve an appropriate balance of continuity and refreshment through a mix of relatively new and longer tenured Directors. In considering this issue, the Committee and the Board strongly believe that long tenure does not in itself impair a Director's independence and that, in fact, tenure may enhance independence. For example, a Director who has overseen CEO successions may be more independent than Directors who are new to the Board and have served with only one CEO. Accordingly, while the Committee and the Board consider tenure in evaluating the effectiveness of the Board, it is not a controlling factor.

BOARD SUCCESSION PLANNING

Under our Corporate Governance Principles, the Governance Committee has the primary responsibility for developing a succession plan for the Board and for making recommendations to the full Board on succession matters. The Governance Committee considers suggestions for new Director nominees that it receives from a variety of sources, including the independent search firm that it retained in 2015, to help ensure that diverse candidates are regularly identified, screened and evaluated as potential candidates.

The Governance Committee also evaluates all Directors who are being considered for renomination. In doing so, the Committee looks at their skills and experience in light of overall Board composition and the desire for new and different perspectives and skill sets, particularly given the evolving needs of the business. The Committee reflects on a Director's contributions, including by taking into account results of the most recent Board and peer evaluations (as further described below).

In addition, the Governance Committee continually evaluates the mix of Directors in light of future retirements to facilitate a smooth transition of skills, experience and diversity as retirements occur.

EVALUATIONS

The Board is committed to regular evaluations of itself, its Committees and individual Directors. Each year, the Directors are asked to complete a written evaluation of the Board, their peers and the Committees on which they serve. The following graphic illustrates the process by which the Board currently carries out its evaluations:



Annual Written Evaluations

Directors complete evaluations (Board, peer and Committee) and send directly to an independent third party.

Board evaluations consider:
- General board practices
- Input for improvement
- Suggestions for new skills and experiences for potential future candidates

Peer evaluations consider:
- Contributions to Board discussions and decisions throughout year
- Sharing of knowledge and expertise with Board and senior management
- Staying informed on matters that impact the Company
- Acting independently and in best interests of shareholders

Committee evaluations consider:
- Members' balance of skills and experiences to promote active participation
- Adequacy of information received, including access to non-management resources
- Effectiveness of Committee

Independent Third Party Generates Report

To protect anonymity and integrity of the process, an independent third party compiles responses to Board, peer and Committee evaluations into a report for the Chair of the Governance Committee.

Discussion of Results

The Governance Committee and full Board discuss the Board and peer evaluation results.

Each of the standing Board Committees, except the Executive Committee, discusses its respective Committee evaluation.

SELECTION OF DIRECTOR CANDIDATES

The Board has a robust policy for the consideration of potential Director candidates. The Governance Committee plays a critical role by establishing criteria, screening candidates and evaluating the qualifications of persons that may be considered for service as a Director, including candidates nominated or suggested by shareholders. The Governance Committee has retained an independent search firm to identify, screen and evaluate potential candidates. Informed by this outside perspective, the Governance Committee develops a pool of candidates that the Board may draw upon from time to time.

The following graphic illustrates the Company's selection process for new Directors:



Succession Planning

The Governance Committee considers current and long-term needs of our evolving business and seeks potential Director candidates in light of emerging needs, current Board structure, tenure, skills, diversity and experience.

Identification of Candidates

The Governance Committee identifies a pool of qualified Director candidates through a robust search process, which includes use of an independent search firm, and assesses candidates' skills experience and background. Among other qualifications, the Governance Committee considers:
- High integrity and business ethics
- Strength of character and judgment
- Necessary skills to meet the evolving needs of our business
- Ability and willingness to devote sufficient time to Board duties
- Independence from management
- Ethnic, gender and geographic diversity

Meeting with Candidates

Potential Director candidates are interviewed by the Chairman, CEO, Chair of the Governance Committee and other Governance Committee members.

Decision and Nomination

The Governance Committee recommends, and the full Board approves, Director candidates best qualified to serve the interests of the Company and all shareholders.

Election

Shareholders consider the nominees for election to the Board and elect Directors to serve one-year terms.

The Board's Director Selection Process may be found on the Company's website at *http://corporate.mcdonalds.com/mcd/investors/corporate-governance/governance-principles-policies-and-guidelines.html*.

BOARD DIVERSITY

The Governance Committee, together with the Board, proactively seeks diverse Director candidates to ensure a representation of varied perspectives and experience in the boardroom. Diversity is considered in the broadest sense, including, among other attributes, leadership, experience, skills, perspectives, gender, ethnicity and geography. When seeking new candidates, the Governance Committee actively endeavors to include women, minorities and geographically-diverse persons in the candidate pool. Currently, more than 50% of the Board are women and individuals who are minorities, and this majority will continue following Dr. Massey's retirement from the Board at the 2017 Annual Shareholders' Meeting.

Our global business demands that we have highly skilled, broadly experienced and diverse leadership at both the executive level and in the boardroom. Our current Board members bring a diverse set of skills and experiences to the Company that are important to drive our strategy forward as the market and competitive landscape evolves.

DIRECTOR INDEPENDENCE

Our Corporate Governance Principles require that all non-management Directors be independent under applicable law and listing standards, as well as under the Board's Standards on Director Independence. The Board considers relationships involving Directors and their immediate family members and relies on information derived from Company records, questionnaires and other inquiries.

The relationships reviewed by the Board in its most recent determination involved commercial relationships with companies:

- at which Board members then served as officers and employees (including Google Inc., Inter-Con Security Systems, Inc., Mattel, Inc. and Target Corporation);
- in which Board members or their immediate family members then held an aggregate 10% or more direct or indirect interest (Inter-Con Security Systems, Inc.); and
- at which Board members then served as outside Directors (including Chevron Corporation, ConAgra Brands, Inc., Discover Financial Services, Exelon Corporation, Illinois Tool Works Inc., Jones Lang LaSalle Incorporated, The Kraft Heinz Company, Navigant Consulting, Inc. and Wells Fargo & Company).

These relationships involved McDonald's purchases of products and services in the ordinary course of business that were made on arm's-length terms in amounts and under other circumstances that did not affect Director independence.

The Board also reviewed certain *de minimis* arm's-length retail transactions with other companies affiliated with Directors, as well as Company donations to not-for-profit organizations with which Board members or their immediate family members were affiliated by service as directors or trustees.

Based on its review, the Board determined that none of its non-management Directors has a material relationship with the Company and that all of them are independent. Currently, our non-management Directors are Lloyd Dean, Robert Eckert, Margaret Georgiadis, Enrique Hernandez, Jr., Jeanne Jackson, Richard Lenny, Walter Massey, John Mulligan, Sheila Penrose, John Rogers, Jr. and Miles White. In addition, the Board previously determined that Susan Arnold and Andrew McKenna, who served as Directors during 2016 and did not stand for re-election at our 2016 Annual Shareholders' Meeting, were independent.

MANAGEMENT SUCCESSION PLANNING

The Board regularly reviews short- and long-term succession plans for the CEO and other senior management positions. In assessing possible CEO candidates, the independent Directors identify the skills, experience and attributes they believe are required to be an effective leader in light of the Company's global business strategies, opportunities and challenges. The Board employs a similar approach with respect to evaluating possible candidates for other senior management positions. In general, the Board's management succession planning is designed to anticipate both "planned" successions, such as those arising from anticipated retirements, as well as unexpected successions, such as those occurring when an executive leaves suddenly to take a new position, or due to death, disability or other unforeseen events.

MEETING ATTENDANCE

Directors are expected to attend the Annual Shareholders' Meeting and all Board meetings and meetings of the Committees on which they serve. Our Board met eight times during 2016. On average, our Directors attended 95% of the total number of meetings of the Board and respective Committees on which they serve. All Directors who stood for re-election last year attended the 2016 Annual Shareholders' Meeting.

EXECUTIVE SESSIONS

The independent Directors meet regularly in executive sessions, which, from time to time, include the CEO. An executive session is generally scheduled immediately before or after each regular Board of Directors' meeting. At such sessions, the Chairman presides, except in such matters as may involve his re-election or compensation, in which case the Chair of the Governance Committee presides.

BOARD COMMITTEES

Our Board has the following committees: Audit & Finance; Compensation; Governance; Public Policy & Strategy; Sustainability & Corporate Responsibility and Executive. Each Committee has the responsibilities set forth in its respective Charter, which has been adopted by the Board of Directors. Other than the Executive Committee, all Committees review their respective Charters at least annually, and changes are recommended to the full Board of Directors for approval. Committee charters are available on the Company's website at *http://corporate.mcdonalds.com/mcd/investors/corporate-governance/board-committees-charters.html*.

All Committee members are independent as defined by the listing standards of the New York Stock Exchange (NYSE) and the Board's Standards on Director Independence, except for our CEO, who serves solely on the Executive Committee. In addition, the Board has determined that each member of the Audit & Finance Committee is financially literate, and that Lloyd Dean and John Mulligan qualify as "audit committee financial experts" as defined by applicable SEC rules and NYSE listing standards. In 2016, the Committee memberships were refreshed, and new Chairs were appointed to the following Committees: Audit & Finance; Compensation; Public Policy & Strategy and Sustainability & Corporate Responsibility.

The primary responsibilities of each Committee are summarized on the following pages. Each Committee also has oversight of risk areas as illustrated on page 30.

AUDIT & FINANCE COMMITTEE

Members
John Mulligan (Chair) (FE)
Lloyd Dean (FE)
Margaret Georgiadis
Walter Massey
Sheila Penrose
(FE = Financial Expert)

Meetings in 2016: 8*
Attendance: 93%

*In 2016, certain responsibilities of the Finance Committee were transferred to the Audit Committee, which was renamed the Audit & Finance Committee. The number of meetings reflects the total number of meetings of the Audit Committee (as originally constituted) and the Audit & Finance Committee (as later combined).

Primary Areas of Oversight
- Oversees financial reporting, accounting, control and compliance matters
- Appoints and evaluates the independent auditor
- Reviews with the internal and independent auditors the scope and results of their audits, the adequacy and effectiveness of internal controls and the performance of the internal auditors
- Reviews material financial disclosures
- Reviews the Company's capital structure, dividend policy and plans for share repurchases
- Pre-approves all audit and permitted non-audit services
- Annually reviews the Company's Sarbanes-Oxley and tax compliance
- Reviews the Company's Disclosure Controls and Procedures

The Audit & Finance Committee typically addresses the following items throughout the year:



Second Quarter
- Review first quarter Form 10-Q
- Monitor Disclosure Controls and Procedures and management's conclusions about their effectiveness

First Quarter
- Review critical accounting policies
- Review Disclosure Controls and Procedures, internal control over financial reporting and management's conclusions about their effectiveness
- Review Form 10-K
- Approve Committee Report and Fee Table for inclusion in Proxy Statement
- Review services and fees of independent auditors
- Monitor compliance matters

Third Quarter
- Review second quarter Form 10-Q
- Monitor Disclosure Controls and Procedures and management's conclusions about their effectiveness
- Review audit plan and associated fees for annual audit
- Monitor new or proposed regulatory and accounting initiatives
- Review update regarding Internal Audit and controls
- Discuss capital structure (including dividend and share repurchase)

Fourth Quarter
- Review third quarter Form 10-Q
- Monitor Disclosure Controls and Procedures and management's conclusions about their effectiveness
- Review Committee Charter

COMPENSATION COMMITTEE

Members
Jeanne Jackson (Chair)
Lloyd Dean
Richard Lenny
John Rogers, Jr.

Meetings in 2016: 6
Attendance: 89%

Primary Areas of Oversight
- Oversees the Company's compensation program and policies
- For more information, see the Compensation Discussion and Analysis beginning on page 34.

The Compensation Committee typically addresses the following matters throughout the year:



Second Quarter
- Monitor trends and developments in executive compensation
- Review feedback from shareholders and policies of investors and proxy advisory firms
- Review executives' progress against stock ownership requirements
- Evaluate potential exclusions from financial results used to determine incentive compensation

First Quarter
- Determine prior year payouts earned under annual and long-term plans
- Set annual salaries
- Determine current year awards
- Establish performance targets for current year awards
- Review potential risks associated with establishing current year performance targets
- Evaluate potential exclusions from financial results used to determine incentive compensation
- Approve Committee Report for inclusion in Proxy Statement

Fourth Quarter
- Consider total compensation program
- Establish plan design, including performance metrics and payout ranges for upcoming year
- Review peer group
- Review potential risks associated with plan design and/or payout ranges
- Evaluate potential exclusions from financial results used to determine incentive compensation
- Review Committee Charter

The Committee does not generally meet during the third quarter; however, it will address matters that arise off-cycle (e.g., promotional and new-hire compensation).

GOVERNANCE COMMITTEE

Members

Miles White (Chair)
Robert Eckert
Enrique Hernandez, Jr.
Jeanne Jackson
John Rogers, Jr.

Meetings in 2016: 5
Attendance: 100%

Primary Areas of Oversight

- Monitors the Board's structure, operations and Committee memberships
- Sets criteria for Board membership
- Considers and recommends candidates for election or to fill vacancies
- Develops Board succession plans and makes recommendations to the Board on succession matters
- Evaluates Director and Board performance and assesses Board composition and size
- Recommends to the Board compensation for non-management Directors
- Evaluates the Company's Corporate Governance Principles and oversees governance risks

The Governance Committee typically considers the following matters throughout the year:



Second Quarter

- Recommend Committee appointments
- Recommend election of Chairman and compensation
- Review Directors' compliance with Stock Ownership Guidelines
- Discuss proxy voting update/Annual Shareholders' Meeting matters
- Discuss Director candidates/succession planning

First Quarter

- Review Corporate Governance Principles
- Monitor shareholder proposals for Proxy Statement
- Discuss Director candidates/succession planning
- Recommend Director nominees/candidates for election at Annual Meeting

Third Quarter

- Review Annual Shareholders' Meeting voting results
- Approve criteria and process for evaluation of Board, Directors and Committees
- Review Directors' compensation
- Review Directors' Code of Conduct
- Discuss Director candidates/succession planning

Fourth Quarter

- Review Committee Charter
- Consider Board, Director and Committee evaluations
- Review Director Selection Process
- Discuss Director candidates/succession planning

PUBLIC POLICY & STRATEGY COMMITTEE

Members
Robert Eckert (Chair)
Enrique Hernandez, Jr.
John Mulligan
Miles White

Meetings in 2016: 2
Attendance: 100%

In 2016, the Board created a new Public Policy & Strategy Committee to oversee the Company's strategic initiatives and public policy matters relating to its evolving business.

Primary Areas of Oversight
- Reviews and monitors the Company's long-term strategy development and implementation
- Reviews and monitors trends and issues that could affect the Company's business activities and performance, as well as reputation
- Reviews and monitors government affairs strategies and priorities
- Reviews human capital management matters
- Reviews the Company's compliance programs, including compliance with the Company's Political Contributions Policy and employees' compliance with the Company's Standards of Business Conduct
- Reviews risks related to cyber-security and tax matters

SUSTAINABILITY & CORPORATE RESPONSIBILITY COMMITTEE

Members
Sheila Penrose (Chair)
Margaret Georgiadis
Richard Lenny
Walter Massey

Meetings in 2016: 4
Attendance: 100%

Primary Areas of Oversight
- Reviews and monitors the Company's strategies and efforts to address Brand trust through its performance as a sustainable organization
- Reviews and monitors Brand leadership priorities that are significant to the Company and its stakeholders, including food, sourcing, the environment, community engagement, philanthropy, and diversity and inclusion
- Reviews and monitors the development and implementation of goals for performance with respect to the Company's sustainability framework and initiatives
- Reviews the Company's global sustainability communication plans and reports

The Executive Committee may exercise most Board powers during the periods between Board meetings. In 2016, the Executive Committee met once. The Executive Committee members are Stephen Easterbrook (Chair), Robert Eckert, Enrique Hernandez, Jr., Jeanne Jackson, John Mulligan and Miles White.

RISK OVERSIGHT

The Board oversees the Company's enterprise-wide risk management activities, both as a whole and through its Committees that are comprised solely of independent Directors. The following graphic illustrates this risk oversight process:


Board of Directors
(Committee report-outs and annual Board review)
Audit & Finance Committee
Financial reporting, internal controls, capital structure, insurance, treasury activities, tax compliance and other financial risks
Compensation Committee
Compensation program and policies, including incentive plans
Governance Committee
Director selection, Board succession and other governance-related matters
Public Policy & Strategy Committee
Corporate structure, public policy and government relations, human capital management, cyber-security and technology
Sustainability & Corporate Responsibility Committee
Brand trust, sustainability goals, metrics and reporting
Management
(Updates to Board or relevant Committees on risk exposures and mitigation efforts)

For more information on the Board's risk oversight responsibilities, see the Company's Corporate Governance Principles at *http://corporate.mcdonalds.com/mcd/investors/corporate-governance/governance-principles-policies-and-guidelines.html* and the various Committee Charters. Oversight of risks related to executive compensation are more fully described on page 42.

SHAREHOLDER ENGAGEMENT

Throughout each year, management and members of our Board engage with a significant portion of shareholders. In addition to current topics of particular relevance to McDonald's, including our business results and initiatives, strategy and capital structure, we invite shareholders to discuss matters related to Board composition and tenure, corporate governance, executive compensation, and environmental and social issues, among other topics.

In 2016, we reached out to a variety of shareholders, including index funds, hedge funds, union and public pension funds, actively-managed funds and socially-responsible investment funds. Our outreach efforts represented more than 30% of our outstanding shares, with an emphasis this year on outreach to investors located outside of the United States. Shareholder feedback, including through direct discussions and prior shareholder votes, as well as engagement with proxy and other investor advisory firms that represent the interests of a wide array of shareholders, is reported to our Governance Committee periodically throughout the year. As appropriate, the Governance Committee may delegate specific issues to relevant Board Committees for further consideration.

The graphic below represents elements of our ongoing shareholder outreach and engagement, as well as certain items that take place more specifically before, during and after our Annual Shareholders' Meeting:

Prior to Annual Shareholders' Meeting

- Seek feedback on matters for shareholder consideration
- Discuss shareholder proposals with proponents, when appropriate
- Publish Annual Report and Proxy Statement, highlighting recent Board and Company activities

Off-season engagement and evaluation of practices

- Engage shareholders and other stakeholders regarding our Board, governance and executive compensation practices to better understand investor viewpoints and inform discussions in the boardroom
- Evaluate potential changes to Board, governance or executive compensation practices in light of shareholder feedback and review of practices
- Conduct annual Board and Committee evaluations and Director peer reviews



Ongoing shareholder engagement

Annual Shareholders' Meeting

- Opportunity for direct engagement with shareholders
- Voting results for management and shareholder proposals

Post Annual Shareholders' Meeting

- Discuss vote outcomes from Annual Shareholders' Meeting in light of existing governance and compensation practices, as well as feedback received from shareholders during proxy season
- Review corporate governance trends, recent regulatory developments, and the Company's own corporate governance documents, policies and procedures
- Determine topics for discussion during off-season shareholder engagement

BOARD'S RESPONSE TO SHAREHOLDER PROPOSALS

Last year, at the 2016 Annual Shareholders' Meeting, shareholders expressed some support for an advisory shareholder proposal regarding the use of antibiotics by the Company's meat suppliers. This proposal received support of less than 17% of our outstanding shares. As part of its oversight responsibilities with respect to sustainability matters generally, the Sustainability & Corporate Responsibility Committee continues to evaluate this issue. Additional information regarding the Board's thoughtful analysis of this subject is included in its Statement in Opposition to a similar shareholder proposal expected to be presented at this year's Annual Shareholders' Meeting, beginning on page 70.

At the same meeting, an advisory shareholder proposal requesting the ability for shareholders to act by written consent received the support of about 30% of our outstanding shares. In response, the Board carefully considered the proposal and continues to believe that, in light of the Company's strong governance profile, including the shareholder right to call special meetings, and the Board's responsiveness to shareholder input, it is unnecessary and not in the best interests of all shareholders.

CORPORATE GOVERNANCE PRINCIPLES

The Governance Committee regularly reviews the Company's Corporate Governance Principles and other governing documents and policies to ensure their appropriateness in light of the Company's current and expected long-term circumstances, as well as evolving best practices. The Company's Corporate Governance Principles are available on our website at *http://corporate.mcdonalds.com/mcd/ investors/corporate-governance/governance-principles-policies-and-guidelines.html.*

CODE OF CONDUCT FOR THE BOARD OF DIRECTORS

Each year, our Directors confirm that they have read, and will comply with, the Code of Conduct for the Board of Directors. This code may be found on our website at *http://corporate.mcdonalds.com/mcd/investors/corporate-governance/codes-of-conduct.html.*

DIRECTOR COMPENSATION

Only non-management Directors are paid for their service on the Board. Through the 2016 Annual Meeting, this compensation was as follows: (i) an annual cash retainer of $100,000; (ii) an annual retainer fee of $25,000 for each Director serving as Chair of the Audit, Compensation or Governance Committee and an annual retainer fee of $15,000 for each Director serving as Chair of other Board Committees; and (iii) common stock equivalent units with a $140,000 value granted annually under the Directors' Deferred Compensation Plan (Directors' Plan).

In July 2016, upon the recommendation of the Governance Committee, the Board of Directors approved the following changes to the Directors' compensation: (i) an annual cash retainer of $110,000; and (ii) common stock equivalent units with a $165,000 value granted annually under the Directors' Plan. The Board of Directors also approved, upon the recommendation of the Governance Committee, an annual retainer fee of $30,000 for the Chair of the Audit & Finance Committee and an annual retainer fee of $25,000 for each Director serving as Chair of the Compensation, Governance, Public Policy & Strategy or Sustainability & Corporate Responsibility Committee, effective from and after the 2016 Annual Meeting.

Directors serving for a portion of the year receive prorated compensation. In addition, the Board considers and may, in its discretion, grant additional compensation to the Non-executive Chairman. Upon the recommendation of the Governance Committee, the disinterested members of the Board of Directors awarded Mr. Hernandez an annual retainer fee of $250,000 (prorated based on service as Chairman) and a restricted stock unit award with a deemed grant value of $250,000.

The Company reimburses non-management Directors for expenses incurred in attending Board, Committee, shareholder and other McDonald's business meetings, as well as expenses for Director continuing education.

The following table summarizes the compensation received by each non-management Director serving in 2016:

Name (a)	Fees earned or paid in cash ($)(b)[2]	Stock awards ($)(c)[3][4]	All other compensation ($)(g)[5]	Total ($)(h)
Susan Arnold[1]	40,385	56,230	0	96,615
Lloyd Dean	104,266	150,724	0	254,990
Robert Eckert	129,266	150,724	10,000	289,990
Margaret Georgiadis	104,266	150,724	10,000	264,990
Enrique Hernandez, Jr.	264,019	393,201	10,000	667,220
Jeanne Jackson	125,255	150,724	10,000	285,979
Richard Lenny	104,266	150,724	10,000	264,990
Walter Massey	110,283	150,724	5,000	266,007
Andrew McKenna[1]	40,385	116,066	0	156,451
John Mulligan	122,233	150,724	0	272,957
Sheila Penrose	119,239	150,724	10,000	279,963
John Rogers, Jr.	104,266	150,724	0	254,990
Miles White	129,266	150,724	0	279,990

(1) Ms. Arnold did not stand for re-election at the 2016 Annual Shareholders' Meeting and received prorated compensation to reflect her service in 2016.
Mr. McKenna did not stand for re-election at the 2016 Annual Shareholders' Meeting and was named Chairman Emeritus upon his retirement from the Board. Mr. McKenna received prorated compensation to reflect his service in 2016 and $100,000 in recognition of his service as Chairman Emeritus, prorated to $59,836 for 2016.

(2) Non-management Directors may defer all or a portion of their retainer(s) in the form of common stock equivalent units under the Directors' Plan. Such deferrals, as well as the annual grant of common stock equivalent units described in footnote 3 below, are credited to an account that is periodically adjusted to reflect the gains, losses and dividends associated with a notional investment in our common stock. Common stock equivalent units so credited are based on a per-share price equal to the closing price of our common stock on the date of credit. Amounts credited are deferred until retirement from the Board or a date specified by the Director. A Director may elect that all or a portion of the credited amount be paid in equal annual installments over a period of up to 15 years beginning after retirement from the Board. In the event of death, amounts are paid in a lump sum. For Mr. Hernandez, the amount in this column also reflects additional compensation of $250,000, prorated for 2016.

(3) Common stock equivalent units are deferred until retirement from the Board or death. A Director may specify that deferred amounts from each year's award be paid in a lump sum or installments over a period of up to 15 years beginning after retirement from the Board. In the event of death, amounts are paid in a lump sum. Amounts in this column represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718) of common stock equivalent units granted under the Directors' Plan on December 31, 2016 to each non-management Director who served on the Board during 2016. Due to the compensation changes described above, such amounts reflect prorated values before and after May 2016 of $140,000 and $165,000, respectively. In connection with his service as Chairman, Mr. Hernandez also received a grant of 2,119 restricted stock units in August 2016 with an aggregate grant date fair value of $242,477 computed in accordance with ASC 718 (deemed grant value of $250,000). These restricted stock units vest on the later of one year from the date of grant or Mr. Hernandez's departure from the Board, and shall be payable in either shares of the Company's stock or cash, at the Company's discretion.

(4) Outstanding stock awards held by non-management Directors are set forth below. Stock awards include common stock equivalent units under the Directors' Plan and, in the case of Mr. Hernandez, both common stock equivalent units and restricted stock units as described in footnote 3. Amounts are as of December 31, 2016.

Name	Outstanding stock awards
Susan Arnold	14,742
Lloyd Dean	2,981
Robert Eckert	52,151
Margaret Georgiadis	2,369
Enrique Hernandez, Jr.	72,573
Jeanne Jackson	63,619
Richard Lenny	29,382
Walter Massey	38,502
Andrew McKenna	121,685
John Mulligan	1,743
Sheila Penrose	22,167
John Rogers, Jr.	48,656
Miles White	12,335

(5) Represents Company matching gifts of charitable contributions to tax-exempt organizations for participating non-management Directors that were received in 2016. The matching gift program matches up to $10,000 of charitable contributions made to certain types of tax-exempt organizations.



EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Company's Compensation Discussion and Analysis with McDonald's management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Respectfully submitted,

The Compensation Committee

Jeanne Jackson, *Chair*
Lloyd Dean
Richard Lenny
John Rogers, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

OUR YEAR IN REVIEW

In 2016, we continued to implement our turnaround plan focusing on driving operational growth, returning excitement to our Brand and unlocking financial value. Over the past year, our results have demonstrated that the turnaround plan is working as we continue to strive to grow global comparable sales and serve more customers. We are focused on driving long-term, profitable results and pursuing our goal of being recognized by our customers as a modern, progressive burger company.

We remain committed to a pay-for-performance culture. Payouts to our executives vary based on performance against strategic financial metrics aligned with our key measures of long-term sustainable growth including: operating income, net income, return on incremental invested capital (ROIIC), and share price performance. Our 2016 pay package generally included base salary, a short-term cash incentive (STIP), performance-based restricted stock units (RSUs) and stock options. We eliminated our long-term cash incentive plan (Cash LTIP) in 2016 (see pages 36 and 40 for a discussion of this decision and its impact on our overall compensation program).

Our turnaround efforts yielded strong 2016 results, including a 3.8% increase in global comparable sales, an 8% (11% constant currencies) increase in operating income and a 13% (16% constant currencies) increase in diluted earnings per share. These results support the higher payouts under the 2016 STIP (195.5% for Corporate); however, our NEOs also received payouts well below target for the 2014-2016 Cash LTIP (15.6%) and 2014-2016 RSUs (35%), both based on performance during the 2014-2016 cycle. This balance is appropriate, as we believe it is important to reward short-term success, while also incentivizing our executives to drive shareholder value over the long term. Thus, our compensation approach effectively aligns pay and performance over both the short and long term.

NAMED EXECUTIVE OFFICERS (NEOs)

NEOs refer to the following executive officers whose compensation is described in this Proxy Statement, pursuant to requirements of the Securities and Exchange Commission.

Stephen Easterbrook	President and Chief Executive Officer (CEO)
Kevin Ozan	Executive Vice President and Chief Financial Officer (CFO)
Douglas Goare	President, International Lead Markets and Global Chief Restaurant Officer
Michael Andres	President, McDonald's USA *(retired December 31, 2016)*
Silvia Lagnado	Executive Vice President, Global Chief Marketing Officer
Peter Bensen	Former Chief Administrative Officer (CAO) *(retired September 2, 2016)*
David Hoffmann	Former President, High Growth Markets *(resigned September 30, 2016)*

COMPENSATION SETTING PROCESS

The Compensation Committee of the Board (Committee) meets regularly during the year (six times in 2016). Meeting agendas are determined by the Chair of the Committee with the assistance of our Chief People Officer. Members of management, including the Chief People Officer, also attend Committee meetings, as well as representatives from the Committee's independent advisor, Frederic W. Cook & Co., Inc. (FW Cook), and external legal counsel, if needed.

At least annually, the Committee reviews our overall executive compensation program to ensure that it remains aligned with current business objectives and evolving best practices. The graphic on page 27 highlights the Committee's annual review process.

The Chair of the Committee regularly reports to the Board following Committee meetings. In addition, the Chair, along with the Chairman of the Board, lead the independent Directors in the evaluation of the CEO's performance. Based upon the results of this performance evaluation, and informed by input from FW Cook and the Chief People Officer, the Committee reviews and approves CEO compensation.

FW Cook provides the Committee with detailed compensation recommendations for the CEO and CFO (and, prior to Mr. Bensen's retirement, the CAO) at least annually. The Committee considers peer data and other similar information obtained from various sources, including Towers Watson & Co., Equilar and Aon Hewitt. While management provides the Committee with its perspectives on compensation matters, no member of management is involved in decisions regarding his or her own compensation.

Throughout the year, management and Directors are engaged in dialogue with a significant portion of the Company's shareholder base on a number of matters important to both the Company and its investors, including our executive compensation program. The Committee considers feedback received through direct discussions with investors as well as previous "Say on Pay" results and the voting results of any shareholder proposals related to our executive compensation program. Our compensation program has received very strong shareholder support over the last five years.

Historic "Say on Pay" Voting Results (FOR)



2016 CHANGES TO COMPENSATION PROGRAM

ELIMINATION OF CASH LTIP

- The Company eliminated the Cash LTIP plan, removing the prior overlap of the operating income performance measure in short- and long-term plans.
- Long-term incentives are now awarded in the form of performance-based RSUs and stock options in generally equal economic proportions.
- Performance-based RSUs now have net income growth and ROIIC performance targets, as well as a total shareholder return (TSR) modifier.
- The use of equity-based awards more closely aligns executive compensation with shareholder interests and better reflects market practice.
- The 2015-2017 Cash LTIP award remains outstanding (the 2014-2016 award was paid in March 2017 and the 2015-2017 award will be paid in March 2018, subject to the achievement of the applicable performance targets).

COMPENSATION PERFORMANCE MEASURES AND TARGETS

In order to accomplish our compensation objectives, the Committee uses a mix of variable and fixed forms of compensation comprised of both short- and long-term incentive awards, based on various measurable, objective performance metrics (both absolute and relative), as well as our stock price performance, as reflected in the chart below.

2016 principal performance measures	STIP	Stock options	Performance-based RSUs
Operating income growth	●		
Net income growth			●
ROIIC			●
Share price		●	●

The Committee takes a holistic approach to establishing performance targets under the Company's incentive compensation programs. The Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short- and long-term, and establishing realistic targets that continue to motivate and retain executives. In setting these objective performance targets, the Committee considers the Company's financial objectives (over the short- and long-term) and the economic, industry and competitive environments.

EXCLUSIONS FROM REPORTED FINANCIAL RESULTS

The Committee may exclude certain items from the financial results used to determine incentive-based compensation for items that are not indicative of ongoing performance in order to focus our executives on the fundamentals of the Company's underlying business performance. The Committee considers these exclusions pursuant to pre-established guidelines, including materiality, to provide clarity and consistency on how it views the business when evaluating performance. Charges/credits that may be excluded include the following categories: "strategic" (such as restructurings, acquisitions and divestitures); "regulatory" (changes in tax or accounting rules); and "external" (extraordinary, non-recurring events such as natural disasters).

For 2016, the Committee reviewed the impact of strategic actions taken in connection with the Company's business turnaround plan (e.g., asset impairment and other one-time costs related to the sale of disaffiliated markets, business restructuring, and benefits/costs associated with incremental share repurchase and debt) on performance-based compensation. Consistent with the guidelines noted above, the Committee determined that it was appropriate to exclude certain turnaround-related charges, as well as charges related to changes in local market tax laws affecting the restaurant industry from operating income and earnings per share results. The impact of these exclusions on the calculation of the 2016 STIP, 2014-2016 Cash LTIP and performance-based RSUs is provided on page 39.

The Committee remains focused on ensuring that payouts closely reflect Company performance and hold management accountable for delivering long-term sustainable growth. Since actions to complete the turnaround plan will continue beyond 2016, we anticipate that additional exclusions will apply going forward, which may impact payouts in future years.

Payouts under our compensation plans also exclude the effects of foreign currency translation (either positive or negative) since we believe that changes in foreign exchange rates can cause our reported results to appear more or less favorable than business fundamentals indicate.

PEER COMPANIES

Consistent with our goal of providing competitive compensation to incentivize and retain executive talent, we review our executives' total direct compensation compared to levels at a peer group of companies that we believe is reflective of our business. When we set executive compensation targets, we use the market median for each compensation element as a reference point; however, we do not specifically target any element of compensation at the market median.

Following an annual review, the Committee selects a peer group comprised of companies with which we compete for talent, including our direct competitors, major retailers, producers of consumer branded goods and companies with a significant global presence. Revenues, market capitalization, systemwide sales and TSR are some of the criteria considered in constructing the peer group. Our peer group did not change this year and is set forth in the graphic below.

3M Company	Johnson & Johnson	Restaurant Brands International Inc.
Best Buy Co., Inc.	Kellogg Company	Starbucks Corporation
The Coca-Cola Company	The Kraft Heinz Company	Target Corporation
Colgate-Palmolive Company	Lowe's Companies, Inc.	Walgreens Boots Alliance, Inc.
Dunkin' Brands Group, Inc.	Mondeléz International, Inc.	Wal-Mart Stores, Inc.
FedEx Corporation	NIKE, Inc.	The Walt Disney Company
General Mills, Inc.	PepsiCo, Inc.	The Wendy's Company
The Home Depot, Inc.	The Procter & Gamble Company	Yum! Brands, Inc.

The following table compares McDonald's size and performance to that of our peer group.

McDonald's vs. Peer Group

	McDonald's	Percentile	Rank
Revenues (most recent fiscal year)*	$24,662	29%	18 of 25
Market Capitalization (12/31/16)*	$101,082	63%	10 of 25
Systemwide sales (most recent fiscal year)*	$85,002	88%	4 of 25
1-year TSR (12/31/16)	6.2%	46%	14 of 25
Cumulative 3-year TSR (12/31/16)	38.36%	75%	7 of 25
Cumulative 5-year TSR (12/31/16)	42.63%	17%	21 of 25

* *Dollars in millions. Financial data as reported on Bloomberg.com and as of December 31, 2016 unless otherwise indicated.*

ELEMENTS OF TOTAL DIRECT COMPENSATION

Approximately 90% of our CEO's total direct target compensation opportunity for 2016 was allocated to variable compensation that is at-risk based on performance, including short- and long-term incentive compensation (as shown in the pie chart below). Further, for the NEOs who were employed at year-end, approximately 81% of the total direct compensation opportunity for 2016 was allocated to variable compensation that is at-risk based on performance.



The above chart uses ASC 718 values for equity awards granted in 2016.

ANNUAL COMPENSATION

BASE SALARY

In setting annual salary levels, we take into account competitive considerations, change in responsibilities, individual performance, tenure in position, internal pay equity and the effect on our general and administrative expenses. As part of the annual review process, each NEO received a salary increase for 2016.

STIP

Our STIP is designed to reward growth in annual operating income, which measures the success of the most important elements of our business strategy. Operating income growth requires the Company to balance increases in revenue with financial discipline to produce strong margins and a high level of cash flow. If there is no growth in operating income, there is no payout under the STIP.

If sufficient operating income growth is achieved, STIP payouts take into account pre-established "modifiers" reflecting other measures of Corporate and/or segment performance that are important drivers of our business. These modifiers in 2016 included the following objective metrics:

- Comparable guest count growth
- Customer satisfaction (only for U.S. segment)

The following graphic illustrates the Corporate STIP payout calculation for 2016.


Target award $
X
Corporate/ segment team factor based on
=
Final award ≤200% of target award for 2016
Operating income growth
+
Modifier impact
+/- 10%

The chart below provides operating income growth necessary to achieve threshold, target and maximum payouts under 2016 STIP for Corporate (prior to adjustment based on the modifiers discussed on the previous page).

2016	Threshold	Target	Maximum
Consolidated annual operating income growth*	0%	5.3%	11.6%

* *Payout percentage interpolated for results that fall between each of the performance levels specifically identified.*

The following table shows the operating income targets and results under 2016 STIP, as adjusted for the exclusions described on page 36:

(Dollars in millions)	Target 2016 operating income ($)	Target 2016 operating income growth over 2015 (%)	2016 adjusted operating income* ($)	2016 adjusted operating income growth over 2015 (%)
Corporate	7,715	5.3	8,182	11.7
U.S.	3,617	3.6	3,793	8.7
International Lead Markets	2,886	5.6	2,981	9.1
High Growth Markets	987	6.6	1,063	14.8
Foundational Markets	955	11.1	1,085	26.3

* *The exclusions discussed on page 36 had the following impact on the calculation of incentive awards (including 2016 STIP, 2014-2016 Cash LTIP and 2014-2016 performance-based RSUs): Corporate $265 million; U.S. $24 million; International Lead Markets $37 million; High Growth Markets $(20) million, and Foundational Markets $46 million.*

The 2016 target awards and STIP payouts for the NEOs are shown in the table below. Please see the notes to the Grants of Plan-Based Awards table on page 47 for more information regarding the impact of the modifiers on these payouts.

Named executive officer	Target STIP payment as percentage of salary (%)	2016 target STIP payout ($)	2016 STIP payout ($)	STIP payment as percentage of target (%)
Stephen Easterbrook	175%	2,275,000	4,447,625	195.5
Kevin Ozan	100%	700,000	1,368,500	195.5
Douglas Goare	90%	616,500	1,057,760	171.6
Michael Andres	90%	576,000	1,080,720	187.6
Silvia Lagnado	80%	494,400	966,552	195.5
Peter Bensen	84%	819,160	1,601,457	195.5
David Hoffmann	67%	—	—	0

LONG-TERM INCENTIVE COMPENSATION



Components of 2016 Long-Term Incentive Compensation

Performance-based RSUs	Stock Options

Each component generally weighted equally

RSUs

An RSU provides the right to receive a share of McDonald's stock subject to both service- and performance-based vesting requirements.

RSUs granted to executives in 2016 as part of the annual cycle are scheduled to vest on the third anniversary of the grant date, subject to the Company's achievement of two key financial metrics, compound annual net income growth and ROIIC, along with a modifier based on relative TSR over the 2016-2018 performance period, as illustrated in the graphic below. These awards also align executive pay with shareholder value by delivering any payout in the form of shares of Company stock.

Consistent with market practice, there is an above-target payout opportunity with a maximum payout at 200% of the target award (180% based on the two performance metrics, with an additive modifier of up to 20% based on the Company's cumulative TSR vs. the S&P 500 Index). In granting performance-based RSUs, we use a balanced set of metrics to encourage an increase in profitability, ensure an efficient and effective use of capital, and enhance shareholder value. The combination of compound annual net income growth and ROIIC metrics emphasizes the Company's key long-term focus of growing net income while achieving desired returns.

While the RSUs awarded to our executives as part of the annual grant cycle are generally performance-based, from time to time an executive may receive a special award (e.g., a sign-on incentive) of RSUs that are time-based. In 2016, Ms. Lagnado received a sign-on award of time-based RSUs that vested on the first anniversary of the grant date.

2016-2018*	Threshold	Target	Maximum[†]
3-year ROIIC	10%	10 to 24.9%	25%
Compound annual net income growth	1%	5%	9%

[†] *A maximum payout will be earned if the Company achieves 9% net income growth and ROIIC exceeds the 10% threshold over the performance period. At 8% net income growth, a maximum payout can also be earned with ROIIC of at least 25%.*

Cumulative TSR v. S&P 500 Index Modifier*	
0 - 19%-tile	-20%
40 - 59%-tile	0%
80 - 100%-tile	20%

* *In all cases, payout percentage will be interpolated for results that fall between each of the performance levels specifically identified.*

STOCK OPTIONS

Options have an exercise price equal to the closing price of our common stock on the grant date, a term of ten years and vest ratably over four years, subject to continued service. Options require executives to drive share price increases in order to receive value from awards and thereby closely align executive pay with shareholder interests. The Company's policies and practices regarding option grants, including the timing of grants and the determination of the exercise price, are described on page 43.

OUTSTANDING CASH LTIP AWARDS FROM PRIOR YEARS

In 2016, the Committee eliminated the Cash LTIP, and instead grants long-term incentives in the form of options and performance-based RSUs in generally equal economic proportions. This transition was designed to simplify our long-term incentive design, better align with market practice and to more closely align executive compensation with shareholder interests. As a result of this transition, in 2016, executives received larger option and RSU awards than in previous years (see the Summary Compensation Table on page 44 for more information regarding these awards).

The 2014-2016 Cash LTIP was paid in March 2017 at 15.6% of target, based on performance during that period (see pages 36 and 39 for information on the exclusions applied for 2016). The 2015-2017 Cash LTIP remains outstanding and will be paid in March 2018. Payouts will be initially determined based on the following quantitative measures over the three-year performance period: growth in operating income and ROIIC. 2015-2017 Cash LTIP payouts will be adjusted, positively or negatively, by first applying a modifier based on share of traffic and then applying a multiplier based on cumulative TSR versus the S&P 500 Index for the performance period.

The following graphic depicts the calculation of the outstanding 2015-2017 Cash LTIP payouts:


Cash LTIP target amount ($)
Payout factor determined based on:
Compound annual operating income growth (75%)
ROIIC (25%)
+
Share of traffic
0-180 Points
+/- 20 Points
X
Payout factor adjusted by:
Cumulative TSR Multiplier
+/- 15%
Final Cash LTIP payout
≤ 230% of target award

RETIREMENT SAVINGS ARRANGEMENTS

We believe a competitive retirement program contributes to the recruitment and retention of top executive talent. NEOs participate in the same tax-qualified defined contribution retirement savings plan and supplemental non-qualified deferred compensation retirement plan applicable to U.S.-based employees.

SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

NEOs participate in our U.S. broad-based severance plan. Benefits under the severance plan are described under "Potential Payments Upon Termination of Employment" on page 51.

The Company no longer has any change of control agreements and will not enter into new change in control agreements going forward.

PERQUISITES AND OTHER BENEFITS

McDonald's provides the following limited perquisites to NEOs: car allowance, financial planning, physical examination (which are also available for the NEOs' spouses), life insurance, executive security (for select NEOs), matching charitable donation, limited personal items and, generally in the case of the CEO only (and the CAO prior to retirement), personal use of the Company's aircraft, subject to reimbursement of a portion of the cost of personal use. The Company does not provide any tax gross-ups on perquisites. NEOs also participate in all of the broad-based benefit and welfare plans available to Company staff in general.

RETIREMENTS OF MICHAEL ANDRES AND PETER BENSEN

Messrs. Andres and Bensen retired on December 31, 2016 and September 2, 2016, respectively. In connection with each executive's retirement, the Committee agreed to waive certain notice and service requirements pursuant to the terms of their respective equity awards. These waivers permitted each executive to vest in all outstanding RSU awards upon retirement, subject to the original performance-based vesting conditions. Each executive will also continue to vest in their respective outstanding options pursuant to the original vesting schedules and such options shall remain outstanding until their original expiration dates. In addition, Messrs. Andres and Bensen received service credit through March 1, 2017, enabling them to fully vest in their 2016 option awards. In exchange for these additional benefits, each agreed to extend the non-compete period following their retirement, from the Company's customary eighteen month period (twenty months for Mr. Andres and twenty-four months for Mr. Bensen).

See pages 51 and 52 for information regarding the Company's customary treatment of equity awards upon termination.

RESIGNATION OF DAVID HOFFMANN

Mr. Hoffmann resigned from the Company on September 30, 2016. Mr. Hoffmann did not receive severance and, upon his resignation, he forfeited his 2016 STIP award, his Cash LTIP awards and all unvested option and RSU awards. Pursuant to an existing tax equalization arrangement, the Company made certain foreign tax payments on behalf of Mr. Hoffmann arising from his exercise of options granted during his international assignment.

COMPENSATION POLICIES AND PRACTICES

POLICY REGARDING MANAGEMENT'S STOCK OWNERSHIP

The Company maintains stock ownership requirements because it believes executives will more effectively pursue the long-term interests of shareholders if they are long-term shareholders themselves. The Committee reviews compliance with these stock ownership requirements annually. Based on the most recent annual evaluation, all executives are in compliance with the policy.

The following table illustrates our stock ownership requirements.

Stock ownership requirements	Multiple of salary
President & CEO	6x
Other NEOs *(prior to retirement, Mr. Bensen's ownership requirement was 5x)*	4x

Executives have five years to achieve their required ownership level. This five-year period restarts when an executive is promoted to a position with a higher ownership requirement. If an executive is not on track to meet his/her ownership requirements following the third year of the five-year period, he or she must retain the lesser of 50% of the net after-tax shares received upon the vesting of an RSU award or such percentage of net after-tax shares necessary to satisfy the applicable requirement. If an executive has not achieved the requisite stock ownership within five years, he or she must retain 100% of the net after-tax shares received upon the vesting of an RSU award and/or a stock option exercise until the required ownership level is attained.

The Company has adopted restrictions that prohibit executives from engaging in derivative transactions to hedge the risk associated with their stock ownership. Further, executives may not enter into an agreement that has the effect of transferring or exchanging economic interest in any award.

INDEPENDENT COMPENSATION CONSULTANT

The Committee has the sole authority to retain and dismiss an independent compensation consultant, and has engaged FW Cook as its consultant. FW Cook also provides assistance to the Board in compiling and summarizing the results of Board and Director evaluations and advising on Director fees. Consistent with its Charter, the Committee regularly considers FW Cook's independence and, in 2016, the Committee concluded that FW Cook is independent and that its work for the Committee did not raise any conflicts of interest. Management may not engage the Committee's consultant for any purpose.

CLAWBACKS AND FORFEITURE PROVISIONS

The Company's equity grant agreements contain a repayment/forfeiture provision that triggers repayment of any benefits received in connection with such grants as may be required to comply with (i) New York Stock Exchange listing standards adopted in accordance with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations of the Securities and Exchange Commission adopted thereunder, (ii) similar rules under the laws of any other jurisdiction and (iii) any policies adopted by the Company to implement such requirements, all to the extent determined by the Company in its discretion to be applicable to the award recipient.

RISK AND COMPENSATION PROGRAMS

Our compensation program is designed to mitigate the potential to reward unreasonable risk-taking that may produce short-term results that appear in isolation to be favorable, but that may undermine the successful execution of our long-term business strategy and erode shareholder value. In particular, our executive compensation program seeks to provide an appropriate balance of short-term and long-term incentives. Our incentive program incorporates performance metrics related to various measures of operational performance. By diversifying the time horizons and the applicable performance metrics of our incentives, we seek to mitigate the risk of significant compensation payments based on accomplishments in one area that may have a negative consequence for our business as a whole.

The Company reviews its compensation programs, including broad-based programs, taking into consideration the factors described above. Based on this review, the Company does not believe that the risks arising from its compensation program are reasonably likely to have a material adverse effect on the Company.

INTERNAL PAY EQUITY

Compensation opportunities reflect our executive officers' positions, responsibilities and tenure in a given position and are generally similar for executives who have comparable levels of responsibility (although actual compensation delivered may differ depending on relative performance). Although our executive pay decisions are based on individual performance and other criteria, we consider the potential impact of internal pay equity on morale, incentive, management alignment and succession planning. In addition, from time to time, we make special one-time equity awards to executives in connection with their hiring or promotion. These awards permit us to meet one-time business objectives with minimum impact to long-term pay equity.

POLICY WITH RESPECT TO TAX DEDUCTIBILITY OF COMPENSATION

Our compensation programs are designed to permit the Company to deduct compensation expense under Section 162(m) of the Internal Revenue Code (Code), which limits the tax deductibility of annual compensation paid to executives to $1 million, unless the compensation is performance-based. However, the Company may, from time to time, pay compensation that does not qualify as performance-based compensation under Section 162(m) of the Code.

POLICIES AND PRACTICES REGARDING EQUITY AWARDS

We have a policy to not grant equity awards when the Company possesses material non-public information. The Company generally makes broad-based equity grants at approximately the same time each year following our release of financial information; however, the Company may choose to make equity awards outside of the annual broad-based grant (e.g., for certain new hires or promotions). Stock options may be granted only with an exercise price at or above the closing market price of the Company's stock on the date of grant.

COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation earned by our NEOs in 2016, 2015 and 2014.

Name and principal position (a)	Year (b)	Salary ($)(c)[4]	Bonus ($)(d)	Stock awards ($)(e)[5][6]	Option awards ($)(f)[5][7]	Non-equity incentive plan compensation ($)(g)[5][8]		All other compensation ($)(i)[9]	Total ($)(j)
Stephen Easterbrook President and Chief Executive Officer[1]	2016	1,266,667	0	5,108,811	3,897,785	Annual: Long-term: Total:	4,447,625 111,193 4,558,818	523,665	15,355,746
	2015	1,025,000	0	2,968,674	2,104,524	Annual: Long-term: Total:	1,469,797 0 1,469,797	341,301	7,909,296
	2014	633,333	0	535,453	386,627	Annual: Long-term: Total:	0 0 0	134,449	1,689,862
Kevin Ozan Corporate Executive Vice President and Chief Financial Officer	2016	683,333	0	1,277,262	974,446	Annual: Long-term: Total:	1,368,500 23,400 1,391,900	110,247	4,437,188
	2015	568,333	0	534,434	378,818	Annual: Long-term: Total:	503,223 0 503,223	76,662	2,061,470
Douglas Goare President, International Lead Markets and Chief Restaurant Officer	2016	648,750	0	1,021,786	779,565	Annual: Long-term: Total:	1,057,760 91,260 1,149,020	1,249,941	4,849,062
	2015	586,667	0	623,463	441,950	Annual: Long-term: Total:	659,277 0 659,277	963,909	3,275,266
	2014	570,000	0	624,611	451,055	Annual: Long-term: Total:	0 0 0	1,259,655	2,905,321
Michael Andres President, McDonald's USA[2]	2016	636,667	0	919,691	701,610	Annual: Long-term: Total:	1,080,720 70,980 1,151,700	107,769	3,517,437
Silvia Lagnado Corporate Executive Vice President and Global Chief Marketing Officer[3]	2016	615,000	337,500	1,138,466	350,805	Annual: Long-term: Total:	966,552 0 966,552	54,848	3,463,171
Peter Bensen Former Chief Administrative Officer[2]	2016	653,333	0	1,839,263	1,403,206	Annual: Long-term: Total:	1,601,457 164,450 1,765,907	207,092	5,868,801
	2015	941,667	0	1,068,782	757,635	Annual: Long-term: Total:	1,021,558 0 1,021,558	186,424	3,976,066
	2014	858,333	0	1,026,200	741,028	Annual: Long-term: Total:	0 0 0	168,735	2,794,296
David Hoffmann Former President, High Growth Markets[2]	2016	454,167	0	911,938	695,754	Annual: Long-term: Total:	0 0 0	1,567,704	3,629,563
	2015	586,667	0	534,434	378,818	Annual: Long-term: Total:	227,462 0 227,462	1,200,155	2,927,536
	2014	533,333	0	490,832	354,401	Annual: Long-term: Total:	0 0 0	1,381,119	2,759,685

(1) Mr. Easterbrook was promoted to CEO in 2015. In connection with this promotion, Mr. Easterbrook's 2015 compensation increased significantly, as reflected in the table.

(2) Mr. Andres retired from the Company, effective December 31, 2016. Mr. Bensen retired from the Company, effective September 2, 2016. Mr. Hoffmann resigned from the Company on September 30, 2016.

(3) As an incentive to join the Company, Ms. Lagnado received a cash sign-on bonus, $337,500 of which was paid in 2016. Ms. Lagnado also received sign-on equity grants, as described in Footnote 7 to the Grants of Plan-Based Awards table on page 47.

(4) Reflects annual increases in base salary that took effect during 2016. Annual base salaries as of December 31, 2016 were as follows: Messrs. Easterbrook: $1,300,000; Ozan: $700,000; Goare: $685,000; and Andres: $640,000; and Ms. Lagnado: $618,000. The base salary of each of Messrs. Bensen and Hoffmann as of the last day of employment was $975,000 and $610,000, respectively.

(5) In 2016, the Committee eliminated the Cash LTIP and replaced the value with additional performance-based RSUs and options in generally equal proportions. As a result, the Summary Compensation Table reflects higher RSU and option awards in 2016 than in prior years. The 2014-2016 Cash LTIP was paid in March 2017 and is reflected in the "Long-term" row of column (g). The 2015-2017 Cash LTIP remains outstanding, and will be paid in 2018, subject to the achievement of threshold levels of performance. Any such payout will be disclosed in the 2018 Proxy Statement. For more information regarding this transition, see pages 36 and 40.

(6) Computed in accordance with ASC 718, this represents the aggregate grant date fair value based on the probable outcome of the applicable performance conditions and excluding the effect of estimated forfeitures during the applicable vesting periods of RSUs granted under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan (2012 Plan). Values are based on the closing price of the Company's common stock on the grant date, less the present value of expected dividends over the vesting period. Performance-based RSUs vest on the third anniversary of the grant date and are subject to performance-based vesting conditions linked to the achievement of net income, ROIIC and relative TSR targets over the performance period running from January 1, 2016 to December 31, 2018 (as described on page 40). For Ms. Lagnado, this also includes the additional grant of service-based RSUs that vested on February 11, 2017. Additional information is disclosed in the Grants of Plan-Based Awards table on pages 46 and 47 and the Outstanding Equity Awards at 2016 Year-end table on pages 48 and 49. A more detailed discussion of the assumptions used in the valuation of RSU awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on page 46 of the Company's Annual Report on Form 10-K for the year ended December 31, 2016.

(7) Computed in accordance with ASC 718, this represents the aggregate grant date fair value excluding the effect of estimated forfeitures during the applicable vesting periods of options. Options have an exercise price equal to the closing price of the Company's common stock on the grant date, vest in equal installments over a four-year period and are subject to the 2012 Plan, as applicable. Values for options granted in 2016 are determined using a closed-form pricing model based on the following assumptions, as described in the footnotes to the consolidated financial statements: expected volatility based on historical experience of 19.2%; an expected annual dividend yield of 3.0%; a risk-free return of 1.2%; and expected option life based on historical experience of 5.9 years. Additional information about options is disclosed in the Grants of Plan-Based Awards table on pages 46 and 47 and the Outstanding Equity Awards at 2016 Year-end table on pages 48 and 49. A more detailed discussion of the assumptions used in the valuation of option awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 35 and 46 of the Company's Annual Report on Form 10-K for the year ended December 31, 2016.

(8) Our annual cash incentive plan is referred to as STIP and our long-term cash incentive plan, which was discontinued in 2016, is referred to as Cash LTIP. Mr. Bensen's STIP award was prorated through September 2, 2016.

(9) "All other compensation" for 2016 includes the Company's contributions to the 401k Plan and Deferred Compensation Plan as follows:

Stephen Easterbrook	$191,552
Kevin Ozan	$83,059
Douglas Goare	$91,562
Michael Andres	$78,420
Silvia Lagnado	$0
Peter Bensen	$117,242
David Hoffmann	$50,834

Also included are the following categories of perquisites: car allowance; financial planning; annual physical examinations for the executives and their spouses; executive security (for select executives); matching charitable donations; Company-paid life insurance; limited personal items; storage of household goods for Ms. Lagnado in the amount of $35,000 related to her relocation to the U.S from the United Kingdom; and personal use of the Company's aircraft by the CEO and former Chief Administrative Officer (CAO), with a net cost to the Company in 2016 for Mr. Easterbrook of $302,279 and for Mr. Bensen of $53,802. In 2016, the CEO and CAO were the only executives permitted to use the aircraft for personal travel. However, in certain circumstances the CEO may at his discretion permit other executives to use the aircraft for personal travel. In addition, at the discretion of the CEO, other executives may be joined by their spouses on the aircraft. The Company does not provide any tax gross-ups on the perquisites described above.

The incremental cost of perquisites is included in the amount provided in the table and based on actual charges to the Company, except that corporate aircraft includes fuel, on-board catering, landing/handling fees, maintenance costs and crew costs and excludes fixed costs, such as pilot salaries and the cost of the aircraft. In accordance with Company policy, any executive who is permitted per the above to use the Company's aircraft for personal use reimburses the Company for a portion of personal use of the corporate aircraft, calculated as the lower of (i) amount determined under the Code based on two times the Standard Industry Fare Level (SIFL) rate per person or (ii) 200% of the actual fuel cost.

In the case of the Company's NEOs based overseas, Mr. Goare and, prior to his departure, Mr. Hoffmann, the amount in this column for 2016 also includes certain benefits in connection with their international assignments, as follows:

For Mr. Goare: Company-provided housing (in the amount of $130,237), which includes: rent, rental furniture, utilities, cleaning and a lease renewal fee; a cost-of-living adjustment (in the amount of $112,263); home leave travel allowance; tax preparation services; and tax equalization (in the amount of $835,774), which is designed to satisfy tax obligations arising solely as a result of his international assignment.

For Mr. Hoffmann: Company-provided housing (in the amount of $346,389), which includes: rent, rental furniture, utilities, maintenance, a security deposit and tenancy management; a cost-of-living adjustment; home leave travel allowance; educational expenses; transportation expenses; relocation expenses and related allowances; membership in an expatriate organization; tax preparation services; and tax equalization (in the amount of $894,685), which is designed to satisfy tax obligations arising solely as a result of his international assignment.

For each of Messrs. Goare and Hoffmann, certain amounts were paid in local currency. In these cases, when the information is available, the amounts reported reflect the exchange rate on the date the respective payments were made, and when the information is not available, the amounts reported reflect the average monthly exchange rate.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Plan	Grant date (b)	Estimated future payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards[3]			All other stock awards: number of shares of stock or units (#)(i)	All other option awards: number of securities underlying option (#)(j)	Exercise or base price of option awards ($/Sh)(k)	Grant date fair value of stock and option awards[4] ($)(l)
			Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)				
Stephen Easterbrook	STIP		0	2,275,000	4,550,000							
	Equity Plan[5]	2/11/16				0	42,834	85,668				5,108,811
	Equity Plan[6]	2/11/16								285,552	116.73	3,897,785
Kevin Ozan	STIP		0	700,000	1,400,000							
	Equity Plan[5]	2/11/16				0	10,709	21,418				1,277,262
	Equity Plan[5]	2/11/16								71,388	116.73	974,446
Douglas Goare	STIP		0	616,500	1,233,000							
	Equity Plan[5]	2/11/16				0	8,567	17,134				1,021,786
	Equity Plan[6]	2/11/16								57,111	116.73	779,565
Michael Andres[1]	STIP		0	576,000	1,152,000							
	Equity Plan[5]	2/11/16				0	7,711	15,422				919,691
	Equity Plan[6]	2/11/16								51,400	116.73	701,610
Silvia Lagnado	STIP		0	494,400	988,800							
	Equity Plan[5]	2/11/16				0	3,856	7,712				459,905
	Equity Plan[6]	2/11/16								25,700	116.73	350,805
	Equity Plan[7]	2/11/16							5,997			678,561
Peter Bensen[1]	STIP		0	819,160	1,638,320							
	Equity Plan[5]	2/11/16				0	15,421	30,842				1,839,263
	Equity Plan[6]	2/11/16								102,799	116.73	1,403,206
David Hoffmann[1]	STIP		0	411,000	822,000							
	Equity Plan[5]	2/11/16				0	7,646	15,292				911,938
	Equity Plan[6]	2/11/16								50,971	116.73	695,754

(1) In connection with Messrs. Andres and Bensen's retirements, the Committee waived certain notice and service requirements pursuant to their equity awards, so that each executive will vest in all outstanding RSU awards, subject to the original performance-based vesting conditions. Each executive will also continue to vest in outstanding options pursuant to their original vesting schedule and such options shall remain outstanding until the original expiration date. Mr. Hoffmann forfeited certain benefits, including all unvested equity awards, in connection with his resignation.

(2) In 2016, each of the NEOs received an annual cash award under the STIP. Columns (d) and (e) show the target and maximum awards they could have earned. Actual STIP payouts are in column (g) of the Summary Compensation Table. The amount paid to Mr. Bensen was prorated to reflect service during 2016, and Mr. Hoffmann's award was forfeited upon his resignation.

STIP awards for 2016 were equal to a percentage of salary. STIP measures performance using a "team factor" that is initially determined based on growth in operating income. See the Compensation Discussion and Analysis at page 39 for a discussion of operating income targets, as adjusted for turnaround-related exclusions. The target level of growth produces a 100% payout and a payout can be achieved from the threshold of 0% to the maximum. Payouts can then be adjusted up or down, within specified limits, based on "modifiers" that reflect other measures of Corporate and/or segment performance that are important drivers of our business. In 2016, these modifiers included comparable guest count growth and, for the U.S. segment, customer satisfaction. The target amount is multiplied by the team factor, which includes the modifiers. The maximum STIP payout is 200% of target.

(3) In 2016, the NEOs received two types of equity awards: RSUs subject to performance-based vesting conditions (see columns (f), (g), (h) and (l)) and options (see columns (j), (k) and (l)).

(4)   The values in this column for RSUs and options were determined based on the assumptions described in footnotes 6 and 7, respectively, to the Summary Compensation Table.

(5)   Reflects grants of RSUs subject to performance-based vesting conditions. The RSUs vest on February 11, 2019, subject to achievement of compound annual net income growth of 5% and 3-year ROIIC of 10-25%. If the targets are achieved, 100% of the RSUs will vest. If net income growth and ROIIC performance is either above or below the target range, the awards will vest proportionally, as determined by the Committee. In addition, if net income growth and ROIIC thresholds are achieved, a TSR modifier can impact final payouts by up to plus or minus 20 percentage points. The maximum payout is 200% of target. See page 40 for more information.

(6)   Reflects grants of options in 2016. For details regarding options, refer to footnote 7 to the Summary Compensation Table.

(7)   As an incentive to join the Company, Ms. Lagnado received an equity grant of service-based RSUs in each of 2015, 2016 and 2017. The 2016 award is reflected in this table (see column (i)).

2016 STIP

The target STIP awards, the team factors (including the impact of the modifiers), and the final payouts for the NEOs in 2016 are summarized below:

Named executive officer	Target STIP award (% of salary)	Applicable team factor(s)	Team factor(s) before application of modifiers (% of target award)	Impact of modifiers (% added or subtracted)	Final STIP award ($)[2]
Stephen Easterbrook	175	Corporate	205.0	-9.5	4,447,625
Kevin Ozan	100	Corporate	205.0	-9.5	1,368,500
Douglas Goare	90	Corporate (25%)	205.0	-9.5	1,057,760
		International Lead Markets (75%)	163.2	0.4	
Michael Andres	90	Corporate (25%)	205.0	-9.5	1,080,720
		U.S. (75%)	185.0	0.0	
Silvia Lagnado	80	Corporate	205.0	-9.5	966,552
Peter Bensen[1]	84	Corporate	205.0	-9.5	1,601,457
David Hoffmann	67	Corporate (25%)	205.0	-9.5	0
		High Growth Markets (75%)	215.0	-9.2	

(1)   The target award was prorated for Mr. Bensen for his service through September 2, 2016.

(2)   These amounts are also reflected in column (g) to the Summary Compensation Table. Mr. Hoffmann forfeited his 2016 STIP payment upon his resignation.

OUTSTANDING EQUITY AWARDS AT 2016 YEAR-END

	Option awards				Stock awards			
Name (a)	Number of securities underlying unexercised options exercisable[2] (#)(b)	Number of securities underlying unexercised options unexercisable[2] (#)(c)	Option exercise price ($)(e)	Option expiration date (f)	Number of shares or units of stock that have not vested[3] (#)(g)	Market value of shares or units of stock that have not vested[4] ($)(h)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested[5] (#)(i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested[4][5] ($)(j)
Stephen Easterbrook	35,235	11,744	98.42	06/14/2023				
	15,807	15,806	94.89	02/12/2024				
	50,444	151,332	97.15	03/16/2025				
	0	285,552	116.73	02/11/2026			83,470	10,159,968
Kevin Ozan	12,875	0	57.08	02/11/2019				
	12,447	0	63.25	02/10/2020				
	11,755	0	75.93	02/09/2021				
	20,291	0	100.05	02/08/2022				
	7,980	2,659	94.00	02/13/2023				
	5,667	5,662	94.89	02/12/2024				
	9,080	27,240	97.15	03/16/2025				
	0	71,388	116.73	02/11/2026	2,108	256,586	16,886	2,055,364
Douglas Goare	17,286	0	75.93	02/09/2021				
	38,481	0	100.05	02/08/2022				
	25,932	8,643	94.00	02/13/2023				
	18,441	18,440	94.89	02/12/2024				
	10,594	31,779	97.15	03/16/2025				
	0	57,111	116.73	02/11/2026			23,150	2,817,818
Michael Andres[1]	16,668	16,666	93.75	09/16/2024				
	9,080	27,240	97.15	03/16/2025				
	0	51,400	116.73	02/11/2026			20,555	2,501,955
Silvia Lagnado	5,205	15,609	98.92	08/07/2025				
	0	25,700	116.73	02/11/2026	5,997	729,955	7,395	900,119
Peter Bensen[1]	46,105	0	75.93	02/09/2021				
	59,996	0	100.05	02/08/2022				
	39,894	13,298	94.00	02/13/2023				
	30,297	30,294	94.89	02/12/2024				
	18,160	54,480	97.15	03/16/2025				
	0	102,799	116.73	02/11/2026			39,894	4,855,898
David Hoffmann[1]	—	—	—	—	—	—	—	—

(1) In connection with Messrs. Andres and Bensen's retirements, the Committee waived certain notice and service requirements pursuant to their equity awards, so that each executive will vest in all outstanding RSU awards, subject to the original performance-based vesting conditions. Each executive will also continue to vest in outstanding options pursuant to their original vesting schedule and such options shall remain outstanding until the original expiration date. Mr. Hoffmann forfeited certain benefits, including all unvested equity awards, in connection with his resignation.

(2) In general, options expire on the tenth anniversary of grant. For details regarding customary equity treatment upon termination, see pages 51 and 52.

(3) Our typical practice is to grant RSUs subject to performance-based vesting conditions to our NEOs. Mr. Ozan's RSUs shown in columns (g) and (h) were not subject to performance-based vesting conditions as they were granted prior to Mr. Ozan's promotion to CFO. These RSUs vested on February 12, 2017. Ms. Lagnado's RSUs shown in columns (g) and (h) reflect a sign-on grant of service-based RSUs, which vested on February 11, 2017.

(4) Calculated by multiplying the number of shares covered by the award by $121.72, the closing price of Company stock on the New York Stock Exchange on December 30, 2016, the last trading day in 2016.

(5) Reflects unvested performance-based RSUs that are scheduled to be paid out as follows if the targets are met (or were paid out, in the case of awards that vested in early 2017):

Named executive officer	Vesting date	Number of performance-based RSUs
Stephen Easterbrook	2/12/2017	6,324[1]
	3/16/2018	34,312
	2/11/2019	42,834
Kevin Ozan	3/16/2018	6,177
	2/11/2019	10,709
Douglas Goare	2/12/2017	7,377[1]
	3/16/2018	7,206
	2/11/2019	8,567
Michael Andres	9/16/2017	6,667
	3/16/2018	6,177
	2/11/2019	7,711
Silvia Lagnado	8/7/2018	3,539
	2/11/2019	3,856
Peter Bensen	2/12/2017	12,120[1]
	3/16/2018	12,353
	2/11/2019	15,421

(1) 35% of these shares vested as a result of the Company's performance during the 2014-2016 performance period.

OPTION EXERCISES AND STOCK VESTED — FISCAL 2016

Name (a)	Option awards		Stock awards	
	Number of shares acquired on exercise (#)(b)	Value realized on exercise ($)(c)	Number of shares acquired on vesting (#)(d)	Value realized on vesting ($)(e)
Stephen Easterbrook	0	0	2,350	287,899
Kevin Ozan	13,007	944,265	2,128	250,955
Douglas Goare	32,230	1,941,253	1,135	133,851
Michael Andres	0	0	532	61,329
Silvia Lagnado	0	0	7,077	843,649
Peter Bensen[1]	129,507	7,333,317	1,746	205,906
David Hoffmann[1]	86,368	2,655,987	655	77,244

(1) Mr. Bensen exercised 114,350 stock options, and Mr. Hoffmann exercised 56,023 stock options, following their respective departures from the Company.

NON-QUALIFIED DEFERRED COMPENSATION — FISCAL 2016

Name (a)	Executive contributions in last FY[1] ($)(b)	Registrant contributions in last FY[1] ($)(c)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions[2] ($)(e)	Aggregate balance at last FYE[3] ($)(f)
Stephen Easterbrook	123,573	173,002	4,709	0	490,846
Kevin Ozan	213,311	74,659	162,408	0	2,845,530
Douglas Goare	172,204	80,362	254,862	0	3,471,752
Michael Andres	777,950	75,060	66,773	(345,172)	4,035,313
Silvia Lagnado	0	0	0	0	0
Peter Bensen	143,489	100,442	131,096	0	8,530,112
David Hoffmann	54,621	38,234	(48,216)	(19,930)	1,264,318

(1) Represents salary deferrals which are also reported as compensation for 2016 in the Summary Compensation Table.

(2) The amount for Mr. Andres reflects his deferred compensation plan account balance prior to his rejoining the Company, and the payments are being made in accordance with the required schedule. The amount for Mr. Hoffmann reflects the balance paid upon his resignation.

(3) Includes the following aggregate amounts reported in the Summary Compensation Table in prior years:

Stephen Easterbrook	$187,586
Kevin Ozan	$95,900
Douglas Goare	$532,385
Michael Andres	$0
Silvia Lagnado	$0
Peter Bensen	$5,407,557
David Hoffmann	$299,834

DEFERRED COMPENSATION PLAN

Effective January 1, 2017, the Company's Excess Benefit and Deferred Bonus Plan was renamed the Deferred Compensation Plan (Deferred Plan). The Deferred Plan is a non tax-qualified, unfunded deferred compensation plan that allows senior management and certain highly compensated staff employees to: (i) make tax-deferred contributions from their salary, STIP and, for performance periods beginning prior to January 1, 2017, Cash LTIP awards; and (ii) receive Company matching contributions (on deferrals of salary and STIP awards only), in excess of the Internal Revenue Service (IRS) limits under the Company's 401k Plan.

At the time of deferral, participants may elect to receive distributions either in a lump-sum or in regular installments over a period of up to 15 years following separation from service. Commencement of distributions are delayed for six months following separation from service.

Deferrals are nominally invested in investment options selected by participants and are credited with a rate of return based on the investment option(s) selected. The investment options are currently based on returns of the 401k Plan's Capital Preservation Fund, Large Cap Equity Index Fund, and the Company's Common Stock Fund.

SUPPLEMENTAL PROFIT SHARING AND SAVINGS PLAN

Prior to the adoption of the Excess Benefit and Deferred Bonus Plan in 2005, the Company's Supplemental Profit Sharing and Savings Plan (Supplemental Plan) allowed participants to defer compensation in excess of the IRS limits that applied to the 401k Plan. The Supplemental Plan allowed deferrals of salary and all or a portion of cash incentives as well as Company contributions on deferrals of salary and STIP. At the end of 2004, the Company froze the Supplemental Plan. The investment options for existing accounts under the Supplemental Plan are identical to those under the Deferred Plan. A participant may elect to have distributions in a single lump-sum, in installments commencing on a date of the participant's choice or in an initial lump-sum payment with subsequent installment payments.

Distributions may commence in the year following termination or any later date and must be completed within 25 years. If the participant does not file a distribution election in the year of termination, the participant's entire Supplemental Plan balance is paid out in cash in the calendar year following termination. In-service and hardship withdrawals are permitted subject to certain conditions.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

Our NEOs are entitled to certain payments and benefits in connection with a termination of employment or change in control followed by termination of employment, as described below. Post-termination arrangements for Messrs. Andres, Bensen, and Hoffmann, who were either not employed with the Company on December 31, 2016 or who retired on that date, are discussed separately at the end of this section.

TERMINATION OF EMPLOYMENT

SEVERANCE PLAN

Messrs. Easterbrook, Ozan, Goare and Ms. Lagnado would have received severance benefits under the McDonald's Corporation Severance Plan (Severance Plan) if they were terminated by the Company without "cause," due to a reduction in work force or job elimination on December 31, 2016. The Severance Plan excludes severance benefits in the event of termination for performance reasons.

The applicable benefits consist of a lump-sum payment with respect to severance pay, based on final salary, and a continued subsidy of medical and dental benefits. Amounts are based on position and length of service. In addition, in a covered termination, each eligible NEO would receive prorated STIP and Cash LTIP payments based on actual performance (and paid at the same time payments are made to other participants), unused sabbatical leave, and transitional assistance. Payments would be delayed for six months following termination of employment to the extent required under Code Section 409A.

The value of the benefits that would have been payable to eligible NEOs under the Severance Plan, assuming a covered termination of employment on December 31, 2016, are set forth below.

Name	Salary continuation ($)	Benefit continuation ($)	Cash LTIP ($)	Other (sabbatical and transition assistance) ($)	Total ($)
Stephen Easterbrook	650,000	2,591	2,126,543	25,000	2,804,134
Kevin Ozan	511,538	3,787	383,333	119,692	1,018,351
Douglas Goare	685,000	17,670	390,000	12,000	1,104,670
Silvia Lagnado	309,000	6,842	195,972	12,000	523,814

STOCK OPTIONS

Unvested options are generally forfeited on termination of employment, with vested options remaining outstanding and exercisable for 90 days, except on termination for "cause."

If the NEO qualifies for favorable treatment (by satisfying the conditions for retirement or "special circumstances," which includes termination by the Company without "cause," and agreeing to the restrictive covenants), the options continue to become exercisable on the originally scheduled dates and remain exercisable for an extended post-termination exercise period (the full term of the option in the case of retirement and for a lesser period in the case of "special circumstances"), as applicable. If a NEO terminates employment as a result of death or disability, the options vest upon termination and remain exercisable for an extended post-termination exercise period. If a NEO violates a restrictive covenant following termination, the Company may cancel any outstanding options. Further, if a NEO terminates employment for any reason other than death or disability, all options granted in the last 12 months are generally forfeited upon termination, although the Company may elect to waive that forfeiture.

RSUs

Unvested RSUs are generally forfeited on termination of employment. As discussed on page 40, the Company's practice generally is to grant NEOs RSUs subject to performance-based vesting conditions. In the case of certain termination events (including retirement and termination by the Company without "cause"), generally NEOs are entitled to full or pro-rata vesting with respect to their unvested RSUs; however, performance-based RSUs are not accelerated on termination of employment and vesting remains subject to the satisfaction of the applicable performance conditions, which is determined following completion of the performance period. Further, if a NEO terminates employment for any reason other than death or disability, all RSUs granted in the last 12 months are generally forfeited upon termination, although the Company may elect to waive that forfeiture. Further, the Committee may waive the achievement of performance goals on death or disability. With respect to the performance-based RSUs held by our NEOs, we are not able to calculate the hypothetical value that each NEO could have realized as a result of a termination of employment, as vesting is based not only on the portion of the vesting period in which the NEO remained employed, but also on the Company's actual performance through the entire performance period.

Mr. Ozan held service-based RSUs, which were granted to him prior to his promotion to Corporate Executive Vice President and CFO. If Mr. Ozan were terminated by the Company on December 31, 2016, he would have realized a value of $249,526 as a result of the accelerated pro-rata vesting of these RSUs. If Mr. Ozan retired on December 31, 2016, he would have realized a value of $256,586. In each case, amounts are based on the closing price of the Company's common stock on December 30, 2016.

Per the terms of her sign-on arrangement, Ms. Lagnado was granted service-based RSUs. In the event Ms. Lagnado's employment is involuntarily terminated by the Company without cause prior to the vesting date of this award, she will vest in a pro-rata portion of the RSUs granted based on the number of months worked during the vesting period, with a minimum prorated vesting equal to 6 months of service. If Ms. Lagnado's employment had been involuntarily terminated by the Company on December 31, 2016, she would have realized a value of $669,217.

CHANGE IN CONTROL

A "change in control" is generally defined as either (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

SEVERANCE PLAN PAYMENTS

Following a change in control, Messrs. Easterbrook, Ozan, and Goare and Ms. Lagnado would be entitled to payments under the Severance Plan as described above in the event their employment is terminated and they otherwise qualify for the payments and benefits thereunder. In addition, each NEO would have been entitled to a prorated Cash LTIP payment following a change in control based on actual performance through the date of the change in control for the year ended December 31, 2016. Assuming that a change in control occurred on December 31, 2016, the NEOs would have been entitled to the following Cash LTIP payments: Messrs. Easterbrook: $3,473,514; Ozan: $626,625; and Goare: $651,690; and Ms. Lagnado: $327,470, based on actual performance through such date.

CHANGE IN CONTROL AGREEMENT

The Company no longer has any change in control agreements.

Prior to his retirement, the Company was party to a change in control agreement with Mr. Bensen, which provided for: (i) a lump-sum cash payment equal to three times the sum of his salary, target annual bonus and contribution received under the Company's deferred compensation plan; (ii) a pro-rata portion of the annual bonus based upon actual performance, reduced (but not below zero) by any portion of the annual bonus for that year previously paid to him, if any; (iii) a lump-sum payment equal to continued medical, life insurance, fringe and other benefits for three years after the termination; and (iv) a lump-sum cash payment for any accrued sabbatical leave. Mr. Bensen's receipt of these benefits would have been subject to execution of an agreement that included restrictive covenants and a release of claims. Payment of these benefits would have been delayed for six months to the extent required under Code Section 409A. Mr. Bensen was also entitled to be reimbursed for excise tax payments that were considered to be contingent upon a change in control if the aggregate after-tax amount of benefits was at least 110% of what he would receive if benefits were reduced to a level that would not be subject to excise taxes. This agreement expired upon Mr. Bensen's retirement.

TREATMENT OF EQUITY AWARDS UPON A CHANGE IN CONTROL

Under the Company's 2012 Omnibus Stock Ownership Plan (2012 Plan), upon a change in control, outstanding unvested options and RSUs will be replaced by equivalent awards based on publicly-traded stock of the successor entity. The replacement awards will vest and become exercisable (in the case of options) or be paid out (in the case of service-based RSUs) if the grantee's employment is terminated for any reason other than "cause" within two years following the change in control. In addition, if employment is terminated other than for "cause" within two years following the change in control, all options will remain outstanding for not less than two years following termination or until the end of the original term, if sooner.

If the awards are not replaced (e.g., because the acquirer does not have publicly-traded securities) or if the Committee so determines, vesting will be accelerated. RSUs would vest (performance-based RSUs at target) and be paid out upon a Code Section 409A change in control; otherwise, the RSUs would be paid out on the originally scheduled payment date or, if earlier, on the NEO's death, disability or termination of employment, subject to any required delay under Code Section 409A. Terminations initiated by the NEO will not result in accelerated vesting of replacement awards.

If a change in control had occurred on December 31, 2016 and either (i) the outstanding options and RSUs held by the NEOs could not be replaced or (ii) the Committee so determined, assuming that the transaction met the applicable definition of a change in control under the 2012 Plan and Code Section 409A: (i) options would have vested and (ii) RSUs would have vested and been paid out immediately (performance-based RSUs at target). The awards held by the NEOs as of December 31, 2016 are set forth in the Outstanding Equity Awards at 2016 Year-end table on pages 48 and 49.

The table below summarizes the value of the change in control payments that the NEOs could have received based on: (i) in the case of options, the "spread" between the exercise price and the closing price of the Company's common stock on December 30, 2016 (the last trading day in 2016) and (ii) in the case of RSUs, the target number of shares, multiplied by the closing price of the Company's common stock on December 30, 2016. The table sets forth the hypothetical value that the NEOs could have realized as a result of the accelerated equity awards, based on these assumptions. If there was no change in control, the amounts shown would have vested over time, subject to continued employment and, with respect to the RSUs, subject to performance-based vesting conditions.

Named executive officer	Stock options (closing price on 12/30/16 minus exercise price) ($)	RSUs (target number of shares multiplied by closing price on 12/30/16) ($)	Total ($)
Stephen Easterbrook	5,840,842	10,159,968	16,000,810
Kevin Ozan	1,251,132	2,311,950	3,563,082
Douglas Goare	1,800,123	2,817,818	4,617,941
Silvia Lagnado	484,128	1,630,074	2,114,202

DEFERRED COMPENSATION

Following separation from service for any reason, the NEOs will receive distributions from their accounts under the Deferred Plan and the Supplemental Plan in accordance with their elected distribution schedules, as described on page 50.

POST-TERMINATION ARRANGEMENTS FOR MESSRS. ANDRES, BENSEN AND HOFFMANN

In connection with Mr. Andres' retirement on December 31, 2016, Mr. Andres received a 2016 STIP of $1,080,720 and also received $20,560 of a continued subsidy of health benefits for 18 months and $12,500 towards retirement planning. In connection with Mr. Bensen's retirement in September, 2016, Mr. Bensen received a prorated 2016 STIP of $1,601,457 and $150,000 in lieu of untaken sabbatical, both of which were paid in March 2017. Mr. Bensen also received $20,618 of a continued subsidy of health benefits for 18 months and $12,500 towards retirement planning. As described in further detail on page 41, the Committee waived certain notice and service requirements for both Messrs. Andres and Bensen pursuant to their 2016 RSU and option awards in exchange for an extended non-compete provision. As a result, each executive will vest in all outstanding RSU awards, subject to the original performance-based vesting schedule and each will continue to vest in his outstanding options subject to their original vesting schedule. Outstanding options will remain outstanding until their original expiration dates. Mr. Hoffmann did not receive any additional payments and forfeited all unvested equity awards in connection with his departure from the Company.

PROPOSAL NO. 2   Advisory vote to approve executive compensation

The Company is asking its shareholders to approve, on an advisory basis and as required pursuant to Section 14A of the Securities Exchange Act of 1934, the compensation awarded to the named executive officers for 2016, as described in the Executive Compensation section, beginning on page 34, which includes the Compensation Discussion and Analysis (CD&A) and the compensation tables and related narrative discussion.

As fully described in the CD&A, the Company's executive compensation program is designed to support our business initiatives, align the interest of our executives with those of shareholders, and strongly link pay and performance. The Company believes its compensation program appropriately incentivizes executives through a mix of short- and long-term plans that reflect measurable, rigorous performance goals closely aligned with Company strategy.

In 2016, the Company's turnaround efforts yielded strong results that support the above-target payouts under our annual cash incentive plan. However, as a result of performance challenges in prior years, payouts under the long-term plans were significantly below target levels. The Company believes that these pay outcomes demonstrate the appropriate mix of both short- and long-term plans as well as the rigorous target-setting process that highlights the program's success in aligning pay and performance.

The Board believes that the Company's executive compensation program appropriately incentivizes strong operational and financial performance in both the current year and over the long-term, thereby aligning the interests of executives with the interests of shareholders.

 The Board of Directors recommends that shareholders vote **FOR** the approval, on an advisory basis, of the compensation awarded to McDonald's named executive officers for 2016, as disclosed under SEC rules, including the Compensation Discussion and Analysis and the compensation tables and related narrative discussion included in this Proxy Statement.

PROPOSAL NO. 3   Advisory vote on the frequency of future advisory votes to approve executive compensation

In addition to providing shareholders with the opportunity to cast an advisory vote to approve executive compensation, the Company is also asking its shareholders to provide an advisory, nonbinding vote on how frequently the advisory vote to approve executive compensation should be presented to shareholders, as required pursuant to Section 14A of the Securities Exchange Act of 1934. You may vote your shares to have the advisory vote held annually, every two years or every three years, or you may abstain.

After careful consideration of this proposal, the Board recommends an annual vote. When the Company's shareholders last voted on this matter, a majority of shareholders voted in favor of an annual vote, and the Board adopted an annual frequency for executive compensation advisory votes. The Company respects the shareholders' preference, and the Board believes that an annual frequency vote will allow shareholders to provide the Company with their input on the Company's compensation philosophy, policies and practices as disclosed in the Proxy Statement every year.

While this vote is advisory and not binding on the Company, the Board expects to take into account the outcome of the vote, along with other relevant factors, when considering how frequently to present future advisory votes to approve executive compensation.

 The Board of Directors recommends that shareholders vote in favor of the option of advisory votes every **ONE YEAR** to approve executive compensation.

PROPOSAL NO. 4

Approval of the material terms of the performance goals for awards under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan

The Company is asking its shareholders to approve the material terms of the performance goals (Performance Goals) for awards under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan (Plan). We are not amending or altering the Performance Goals or any other provision of the Plan.

BACKGROUND

Section 162(m) of the Internal Revenue Code (Section 162(m)) limits the deductibility of certain executive compensation paid to the Company's Chief Executive Officer and the three highest compensated executive officers (other than the Chief Financial Officer), as determined pursuant to the executive compensation disclosure rules under the Securities Exchange Act of 1934. These executive officers are referred to as covered employees. An exemption from this limitation (the Performance Exception) applies to "performance-based" compensation as defined in the regulations under Section 162(m).

The Plan gives the Board's Compensation Committee (Committee) the ability to grant equity incentive awards based upon the achievement of Performance Goals during specified periods that are designed to qualify for the Performance Exception, assuming the regulatory requirements are satisfied. One of the requirements under the Performance Exception is shareholder approval of the Performance Goals pursuant to which compensation is paid. The regulations under Section 162(m) require that, in order for awards under the Plan to qualify for the Performance Exception, shareholders must approve the material terms of the applicable Performance Goals every five years. The Performance Goals for awards under the Plan were last approved by shareholders on May 24, 2012. Therefore, the Company is asking for your approval of the Performance Goals again this year.

Nothing in the Plan or this Proxy Statement is intended to guarantee that the Company will always seek to ensure that its compensation qualifies as performance-based compensation, and no guarantee can be given that the terms of the Plan do in fact comply with the requirements for performance-based compensation, as they exist today or as they may change from time to time.

MATERIAL TERMS OF PERFORMANCE GOALS

PERFORMANCE MEASURES

For awards (other than stock options and stock appreciation rights) intended to qualify for the Performance Exception, the Performance Goals shall be based upon the attainment of specified levels of performance with respect to one or more of the following measures, applied to the Company as a whole or to any subsidiary, division or other unit of the Company: revenue; operating income; net income; basic or diluted earnings per share; return on revenue; return on assets; return on equity; return on total capital; total shareholder return; or any other measure of financial performance that can be determined pursuant to U.S. generally accepted accounting principles. These Performance Goals may be absolute or relative to the performance of one or more other companies comparable to the Company or of an index covering multiple companies. In establishing Performance Goals, the Committee may specify that there shall be excluded the effect of restructuring charges, discontinued operations, extraordinary items, cumulative effects of accounting changes, and other unusual or nonrecurring items, and asset impairment and the effect of foreign currency fluctuations, in each case as those items are defined under generally accepted accounting principles and provided in each case that such excluded items are objectively determinable by reference to the Company's financial statements, notes to the Company's financial statements and/or management's discussion and analysis in the Company's financial statements.

ELIGIBLE EMPLOYEES

The Plan may be used to grant performance-based awards to any employee of McDonald's and its subsidiaries. Officers, other employees and non-employee directors of the Company and its subsidiaries are eligible to participate in the Plan, in the sole discretion of the Committee. As of December 31, 2016, approximately 375,000 employees, including the Company's executive officers, and all non-employee directors were eligible to participate in the Plan, with approximately 200 officer level employees receiving awards with Performance Goals in recent years. The Committee anticipates that a comparable number of individuals will be selected for awards in the future.

MAXIMUM AWARDS

Subject to the adjustment provisions included in the Plan, the maximum number of shares that may be granted to any grantee in any one-year period in the form of stock options or stock appreciation rights is 2,000,000 and the maximum number of shares that may be granted to any grantee in any one-year period in the form of restricted stock or other stock-based awards, in each case that are performance-based compensation awards under Section 162(m), is 500,000.

SUMMARY DESCRIPTION OF THE PLAN

AWARDS

The Plan provides for the granting of stock options, restricted stock units, stock bonuses, dividend equivalents and other stock-based awards. The closing price for the common stock on the New York Stock Exchange on March 1, 2017 was $129.05.

PLAN ADMINISTRATION

The Plan is administered by the Committee. Subject to the terms of the Plan, the Committee may delegate certain of its administrative responsibilities, and its powers may also be exercised by the full Board. Subject to the Plan, the Committee has the authority to administer the Plan, including the right to: approve the persons to whom, and the times when, awards are to be granted, as well as the type, size and terms of such awards and to modify such grants; interpret the Plan; accelerate the exercisability of and waive the restrictions and conditions applicable to, awards; and extend the time during which awards may be exercised (but not beyond 10 years).

AMENDMENT AND TERMINATION

The Plan and awards under it may be amended by our Board or the Committee, subject to shareholder approval if required by applicable law or stock exchange rules or to the extent the Board or the Committee seeks to amend the option repricing prohibition including in the Plan. No amendment may adversely affect outstanding awards without the consent of the affected grantee, unless the amendment does not materially decrease the value of the awards or is made to comply with applicable law, stock exchange rules or accounting rules. Moreover, in no event may any award be amended in any manner that would cause it to cease to qualify for the Performance Exception. The Plan will terminate on the 10th anniversary of its effective date, unless terminated earlier by the Board.

NEW PLAN BENEFITS

Because the grant of awards pursuant to the Plan is within the discretion of the Committee, it is not possible to determine the awards that will be made under the Plan. Please see the "2016 Summary Compensation Table" and "2016 Grants of Plan-Based Awards Table" for the grant date fair values of the equity-based awards granted to our named executive officers during 2016. In addition, during 2016, all executive officers of the Company as a group (including the current named executive officers) were granted awards under the Plan with aggregate share targets of 657,851 shares.

The foregoing summary is qualified in its entirety by the full text of the Plan. The Plan is not part of this Proxy Statement. A copy of the Plan is available on the Company's website at *http://corporate.mcdonalds.com/mcd/investors.html*, by clicking on "2017 Proxy Statement," and the Securities and Exchange Commission's website at *www.sec.gov*, where it is an exhibit to an electronic version of this Proxy Statement. We will provide you with a copy without charge if you call McDonald's Corporation Shareholder Services at 800-228-9623, or write to us at McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523-1928. Copies of the Plan will also be available at the Annual Shareholders' Meeting.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following describes the principal United States federal income tax consequences related to options granted under the Plan.

Non-qualified Options. A grantee will not be subject to tax at the time a non-qualified option is granted, and no tax deduction is then available to the Company. Upon the exercise of a non-qualified option, an amount equal to the difference between the option price and the fair market value of the shares acquired on the date of exercise will be included in the grantee's ordinary income and the Company will generally be entitled to deduct the same amount. Upon disposition of shares acquired upon exercise, appreciation or depreciation after the date of exercise will be treated by the grantee or transferee of the non-qualified option as either capital gain or capital loss.

Incentive Stock Options. A grantee will not be subject to tax, and no tax deduction is available to the Company, at the time an incentive stock option is granted or exercised; however, the excess of the fair market value of the shares received upon exercise of the incentive stock option over the option price on the date of exercise is included in the grantee's alternative minimum taxable income subject to the alternative minimum tax. Upon disposition of the shares acquired upon exercise of an incentive stock option, capital gain or capital loss will generally be recognized in an amount equal to the difference between the sale price and the option price, as long as the grantee has not disposed of the shares within two years of the date of grant or within one year from the date of exercise. If the grantee disposes of the shares without satisfying the holding period (a disqualifying disposition), the grantee will recognize ordinary income at the time of the disqualifying disposition to the extent of the difference between the option price and the fair market value of the shares on the date the incentive stock option is exercised, or the amount realized on such disqualifying disposition (if less). Any remaining gain or loss is treated as a capital gain or capital loss.

The Company is not entitled to a tax deduction upon either the exercise of an incentive stock option or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the grantee recognized ordinary income in a disqualifying disposition.

THE BOARD'S RECOMMENDATION

The Board believes that the approval of the material terms of the Performance Goals under the Plan will permit the Committee to continue to grant performance-based equity incentive awards designed to qualify for the Performance Exception to those employees upon whose judgment and efforts the Company is largely dependent for the successful conduct of its operations. The Board believes that this is in the best interest of the Company.

If shareholders do not approve the material terms of the Performance Goals, management and the Committee will examine all of the available alternatives, including, but not limited to, granting equity compensation that does not qualify for the Performance Exception.

 The Board of Directors recommends that shareholders vote **FOR** the approval of the material terms of the Performance Goals for awards under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about the Company's equity compensation plans as of December 31, 2016. All outstanding awards relate to the Company's common stock. Shares issued under all of the following plans may be from the Company's treasury, newly issued or both.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	23,430,608[1]	$92.40	34,112,990
Equity compensation plans not approved by security holders	—	—	—
Total	23,430,608	$92.40	34,112,990

(1) Includes 8,407,342 options granted under the McDonald's Corporation 2001 Omnibus Stock Ownership Plan and 13,102,849 options and 1,920,417 restricted stock units granted under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan.

AUDIT & FINANCE COMMITTEE MATTERS



AUDIT & FINANCE COMMITTEE REPORT

The role of the Audit & Finance Committee is to assist the Board of Directors in fulfilling its responsibility to oversee the Company's financial reporting process. Management is primarily responsible for the Company's financial statements, including the Company's internal control over financial reporting. Ernst & Young LLP (Ernst & Young), the Company's independent auditor, is responsible for performing an audit of the Company's annual consolidated financial statements in accordance with generally accepted accounting principles and for issuing a report on those statements. Ernst & Young also reviews the Company's interim financial statements in accordance with applicable auditing standards. The Audit & Finance Committee oversees the Company's financial reporting process and internal control structure on behalf of the Board of Directors. The Audit & Finance Committee met regularly with Ernst & Young and the head of internal audit, both privately and with management present, during 2016.

In fulfilling its oversight responsibilities, the Audit & Finance Committee reviewed and discussed with management and Ernst & Young the audited and interim financial statements, including Management's Discussion and Analysis, included in the Company's Reports on Form 10-K and Form 10-Q.

In connection with its review of the Company's annual consolidated financial statements, the Audit & Finance Committee also discussed with Ernst & Young other matters required to be discussed with the auditor under Auditing Standard 1301, as modified or supplemented (communication with audit committees), and those addressed by Ernst & Young's written disclosures and its letter provided under the applicable requirements of the Public Company Accounting Oversight Board, as modified or supplemented (independence discussions with audit committees).

The Audit & Finance Committee is responsible for the engagement of the independent auditor and appointed Ernst & Young to serve in that capacity during 2016 and 2017. In that connection, the Audit & Finance Committee reviewed Ernst & Young's independence from the Company and management, including Ernst & Young's written disclosures described above.

Based on the reviews and discussions referred to above, the Audit & Finance Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2016 for filing with the SEC.

Respectfully submitted,

The Audit & Finance Committee

John Mulligan, *Chair*
Lloyd Dean
Margaret Georgiadis
Walter Massey
Sheila Penrose

POLICY FOR PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Audit & Finance Committee has a policy for the pre-approval of all audit and permitted non-audit services to be provided to the Company by its independent auditor. The Audit & Finance Committee may pre-approve engagements on a case-by-case basis or on a class basis if the relevant services are predictable and recurring.

Pre-approvals for classes of services are granted at the start of each fiscal year and are applicable for the year. In considering these pre-approvals, the Audit & Finance Committee reviews a description of the scope of services falling within each class and imposes budgetary estimates that are largely based on historical costs. Any audit or permitted non-audit service that is not included in an approved class, or for which total fees are expected to exceed the relevant budgetary estimate, must be pre-approved on an individual basis. Pre-approval of any individual engagement may be granted not more than one year before commencement of the relevant service. Pre-approvals of services that may be provided over a period of years must be reviewed for renewal each year.

The Chief Accounting Officer monitors services provided by the independent auditor and overall compliance with the pre-approval policy. The Chief Accounting Officer reports periodically to the Audit & Finance Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any noncompliance with the pre-approval policy to the Chair of the Audit & Finance Committee.

In accordance with the policy, all services provided to the Company by Ernst & Young in 2015 and 2016 were pre-approved by the Audit & Finance Committee.

The policy is available on the Company's website at *http://corporate.mcdonalds.com/mcd/investors/corporate-governance/ governance-principles-policies-and-guidelines.html*.

AUDITOR FEES AND SERVICES

The following table presents fees billed for professional services rendered for the audit of the Company's annual financial statements for 2016 and 2015 and fees paid for other services provided by our independent auditor in those years:

(In millions)	2016	2015
Audit fees[1]	$12.0	$11.0
Audit-related fees[2]	1.7	0.5
Tax fees[3]	0.5	0.8
Total	$14.2	$12.3

(1) *Fees for services associated with the annual audit (including internal control reporting), statutory audits required internationally, reviews of Quarterly Reports on Form 10-Q and accounting consultations.*

(2) *Fees for employee benefit plan audits and certain attestation services not required by statute or regulation. 2016 also includes audit-related fees associated with the Company's refranchising related initiatives.*

(3) *Primarily fees for tax compliance in various international markets.*

PROPOSAL NO. 5 | Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2017

The Audit & Finance Committee is directly responsible for the appointment, compensation, retention, evaluation and termination of the independent external audit firm. The Committee has appointed Ernst & Young LLP as the Company's independent external audit firm for 2017. In executing its responsibilities, the Committee engages in a thorough annual evaluation of Ernst & Young's qualifications, performance and independence. Among other things, the Committee is informed by results of a comprehensive assessment survey of the firm by senior financial personnel from the Company's headquarters and largest global markets, and discusses opportunities for improvement with the lead audit partner. The Committee has sole authority to approve all engagement fees to be paid to Ernst & Young. In assessing independence, the Committee reviews the fees paid, including those related to non-audit services, and annually reviews compliance with the Company's Hiring Policy for Employees of External Audit Firm and Its Affiliates. The Committee regularly meets with the lead audit partner without members of management present, and in executive session with only the Committee members present, which provides the opportunity for continuous assessment of the firm's effectiveness and independence and for consideration of rotating audit firms.

Ernst & Young or its predecessor, Arthur Young & Company, has been retained as the Company's external audit firm continuously since 1964. In accordance with SEC rules and Ernst & Young policies, the firm's lead engagement partner rotates every five years. The Audit & Finance Committee and its Chairman are directly involved in the selection of Ernst & Young's lead engagement partner.

The Audit & Finance Committee and the Board of Directors believe that the continued retention of Ernst & Young LLP to serve as the Company's independent external audit firm for 2017 is in the best interests of the Company and its shareholders, and the Board is asking shareholders to approve this appointment. A representative of the firm is expected to attend the Annual Shareholders' Meeting and will be available to answer shareholders' questions and have the opportunity to make a statement. If shareholders do not approve the appointment of Ernst & Young, the Audit & Finance Committee will reconsider the appointment.

 The Board of Directors recommends that shareholders vote **FOR** the appointment of Ernst & Young LLP as independent auditor for 2017.

SHAREHOLDER PROPOSALS



The text of the shareholder proposals and supporting statements appear exactly as received by the Company unless otherwise noted. All statements contained in the shareholder proposals and supporting statements are the sole responsibility of the respective proponent(s). The shareholder proposals may contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions. All website links included in the shareholder proposals, supporting statements and statements in opposition are not part of the Proxy Statement. The Board recommends a vote against all of the shareholder proposals based on the reasons set forth in the Board's statements in opposition following each shareholder proposal.

The name and share ownership of each proponent of a shareholder proposal is set forth below. The address of each proponent, and the name and share ownership of any co-filer, are available, and will be provided promptly, upon request by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

| PROPOSAL NO. 6 | Advisory vote on a shareholder proposal requesting a change to the vote-counting standard for shareholder proposals. |

The Equality Network Foundation, represented by Investor Voice, SPC, has notified the Company that it intends to submit the following proposal at this year's Annual Shareholders' Meeting. As explained below, the Board recommends that you vote **AGAINST** this shareholder proposal. The proponent states that it beneficially owns 30 shares of McDonald's common stock, and there were 816,753,115 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

RESOLVED: McDonald's Corporation ("McDonald's") shareholders ask the Board to take or initiate steps to amend Company governing documents to provide that all non-binding matters presented by shareholders shall be decided by a simple majority of the votes cast FOR and AGAINST an item. This policy would apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

This proposal seeks transparency, clarity, and understanding around how informed stockholders vote on shareholder proposals. In voting, the Oxford English dictionary defines "Abstain" as:

To formally decline to vote either FOR or AGAINST a proposal...

A "simple majority" formula, therefore, includes votes cast FOR and AGAINST (but <u>not</u> abstentions). It provides the most democratic, clear, and accurate picture of the intent of shareowners who are both informed and decided, while excluding the votes of those who, by definition, have declined to express an opinion.

When voters choose to mark ABSTAIN (whether they are confused, disinterested, or lack time to become fully informed), it is apparent their votes should be regarded as neither FOR nor AGAINST a proposal.

- **A majority of McDonald's peers choose "simple majority".**

However, McDonald's unilaterally counts ABSTAIN votes as if AGAINST every shareholder proposal. 'Notice' of this Company decision is buried on page 65 of 2016's 67-page proxy.

- **Is it reasonable for McDonald's to assert it knows the will of undecided voters (and to artificially construe abstentions in favor of management)?**

Companies often write as if the Delaware "default standard" (which includes abstentions) is obligatory. However, Delaware does <u>not</u> mandate this formula - it is merely assigned when companies make no other election.

Research demonstrates that the so-called 'default' formula systematically disadvantages shareholders: *http://bit.ly/Voting-Research_Corporate-Secretary*.

How? Counting abstentions:

- **Depresses the appearance of support for stockholder concerns.**
  When abstaining shareholders decline to express an opinion, but instead are treated as if they voted AGAINST a proposal, the tally is reduced and McDonald's benefits (because it routinely opposes stockholder proposals).

- **Subverts vote outcomes.**
  Historically, these practices have allowed companies to describe numerous <u>true majority votes</u> on shareholder proposals as, instead, having 'failed'.

- **Distorts communication.**
  Annual meetings offer the sole opportunity for most shareholders to communicate with Boards. Counting abstentions as de facto votes AGAINST shareholder proposals, management changes the outcome and the perception of support for stockholder concerns.

McDonald's proxy falsely headlined that "McDonald's Vote-Counting Methodology Applies Equally to Management <u>and</u> Shareholder Proposals." This is factually untrue because management-sponsored director elections (where management prefers the appearance of strong support) excludes abstentions.

Because the pertinent focus here involves shareholder proposals that are non-binding, the Company's stated arguments are essentially not applicable, and the higher-value considerations of transparency, accuracy, and fairness (so vital to elections), should prevail.

For reasons like these, the **Council of Institutional Investors** formally declares: **"...abstentions should be counted only for purposes of a quorum."**

THEREFORE: Support fairness, accuracy, and good governance at McDonald's - vote FOR simple majority voting on non-binding shareholder proposals.

THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends voting **AGAINST** this proposal. The Board regularly reviews the Company's governance practices, including vote-counting methodologies. Management has engaged with the shareholder proponent on this topic for several years, and the Governance Committee has considered the issue this year, as it has in the past; however, the Board continues to believe that the proposed vote-counting standard is not in the best interests of the Company or its shareholders. Moreover, our shareholders expressed their opposition to this measure by rejecting a nearly-identical proposal last year, receiving support of approximately 12% of votes cast (representing less than 9% of our outstanding shares).

McDonald's Vote-Counting Methodology is Fair and Consistent with Delaware Law. The Board is committed to strong governance practices, including by facilitating consistency, fairness and transparency in the application of its vote-counting standard. McDonald's By-laws provide that matters presented to shareholders (except the election of Directors) are approved with the affirmative vote of the majority of shares represented at the Annual Shareholders' Meeting and entitled to vote on the matter. This standard is consistent with the default provisions of Delaware law for vote counting, which the Board understands are followed by a majority of Delaware corporations in the S&P 500. Under both the Company's By-laws and Delaware law, abstentions are counted as present and entitled to vote; therefore, the practical effect is that those shares are counted as voting "against" the matter.

McDonald's Vote-Counting Methodology Applies Equally to Management <u>and</u> Shareholder Proposals. The Board believes that consistency is critical when applying a vote-counting standard to proposals presented to the Company's shareholders. As a result, McDonald's treats abstentions the same way for both management and shareholder proposals. There is no difference—a vote to "abstain" on a particular matter (except the election of Directors) will have the effect of a vote "against" a proposal, whether it is sponsored by management or a shareholder. Therefore, the existing vote-counting methodology does *not* favor management proposals over the shareholder proposals. They are treated equally. The proposed voting standard, on the other hand, would, in fact, result in disparate treatment of management proposals (except the election of Directors) and shareholder proposals.

McDonald's Clearly Discloses the Treatment and Effect of Abstentions; Counting Abstentions Honors the Intent of the Shareholders. Shareholders typically have three voting choices for a particular proposal: "for," "against" and "abstain." In the Company's Proxy Statement, McDonald's clearly describes how each of these voting choices will be treated in tabulating votes, including the counting of abstentions, and when the Company discloses voting results, it reports the raw vote totals for each voting choice. This transparency gives a voice to shareholders who affirmatively choose to vote "abstain." In fact, proxy voting guidelines published by some shareholders contemplate abstentions under specified circumstances. The proponent's proposed voting methodology would disregard such abstentions, thus potentially disenfranchising these shareholders. To review the Company's description of vote counting, including the treatment of abstentions, see "Voting Tabulation" on page 83 of this Proxy Statement.

Supermajority Voting Provisions Eliminated Following 2011 Shareholder Vote. The Board took steps in 2011 to eliminate historic supermajority voting provisions in the Company's Certificate of Incorporation following significant shareholder feedback. Following shareholder votes in favor of the changes, we eliminated supermajority voting provisions for (i) removal of directors; (ii) mergers; and (iii) amending the Certificate of Incorporation. These steps demonstrated the Board's responsiveness to shareholder input on the matter of shareholder voting rights and reflect McDonald's commitment to implementing majority voting standards consistent with a broad set of our shareholders' views.

A Change in Vote-Counting Methodology is Unnecessary at McDonald's. The Board notes that there has not been a particularly close voting result on any matter presented to McDonald's shareholders in the last decade, and our treatment of abstentions has not had any effect on whether such proposals were approved or not. Indeed, the proponent submitted a nearly-identical proposal for our 2016 Annual Shareholders' Meeting that garnered only 12% support under both the proponent's proposed voting standard and McDonald's current standard. The Board prides itself on evaluating and, when appropriate, adapting to emerging corporate governance practices. Whenever any proposal receives a high degree of shareholder support or opposition, even if not enough to determine the voting result, the Board carefully evaluates the issue and engages further with shareholders to discuss the matter. Thus, the Board presently sees this proposal as "a solution in search of a problem."

In summary, McDonald's is firmly committed to strong corporate governance practices. The Board believes that our existing standards related to vote tabulation and transparent reporting are fair, consistent and appropriate. They empower and appropriately recognize all shareholders, including those who affirmatively choose to vote "abstain." For these reasons, implementation of the proponent's vote-counting standard is neither necessary nor in shareholders' best interests.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

 The Board of Directors recommends that shareholders vote **AGAINST** this proposal.

| PROPOSAL NO. 7 | Advisory vote on a shareholder proposal regarding the threshold to call special shareholder meetings. |

John Chevedden has notified the Company that he intends to submit the following proposal at this year's Annual Shareholders' Meeting. As explained below, the Board recommends that you vote **AGAINST** this shareholder proposal. The proponent states that he beneficially owns 50 shares of McDonald's common stock, and there were 816,753,115 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

Proposal 7 - Special Shareholder Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Dozens of Fortune 500 companies allow 10% of shares to call a special meeting and this proposal is only asking that 15% of our shares be enabled to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months or more between annual meetings.

This proposal is particularly important because we do not have the opportunity to act by written consent. A majority of Fortune 500 companies provide for shareholders to call special meetings and to act by written consent. Perhaps a proxy advisory firm will recommend that companies like ours, with no written consent opportunity for shareholders, in turn allow for 10% or 15% of shareholders to call a special meeting. If our management adopts this proposal it will be one sign that management values our shareholder input.

This proposal is also more important at our company because management seems careless in certain areas of governance practices. GMI Analysis said overburdened (overboarded) and long-tenured Chairman Mr. Hernandez also served on our Audit Committee. In 2015, our company was involved in $1.3 million of related party transactions with Inter-Con Security Systems, where Mr. Hernandez is the president and CEO, as well as a 51% shareholder. McDonald's corporate headquarters received security services from Inter-Con Security Systems, Inc. There were also related party transactions with entities affiliated with certain directors and executives.

Please vote to enhance shareholder value:
Special Shareowner Meetings - Proposal 7

THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends voting **AGAINST** this proposal requesting that the Company take steps (unilaterally, if possible) to amend our By-laws with respect to our shareholders' right to call special meetings. The Board regularly reviews the Company's governance practices and believes that we have solid and efficient mechanisms in place to allow shareholders to communicate with the Board and bring items to its attention, including at annual and special shareholders' meetings. Further, for the reasons below, the Board believes that reducing the threshold needed to call a special meeting is not in the best interests of the Company or its shareholders.

Our Shareholders Have a Meaningful Right to Call a Special Meeting. Our By-laws currently provide that shareholders holding 25% or more of our outstanding stock may call a special meeting. After careful consideration and consultation with numerous shareholders, our Board presented, and shareholders approved, this meaningful right in 2012 by a vote of 99%. Since then, shareholders have *not* identified this threshold percentage as a concern to our Board or to management during our ongoing shareholder outreach and engagement. The Board, therefore, continues to believe that our existing By-law provision is the appropriate mechanism for shareholders to call a special meeting in the event of an extraordinary matter that cannot wait until the next annual meeting.

Special Meetings Require Substantial Resources; Current Threshold Strikes the Right Balance. Convening a special meeting of shareholders is a significant undertaking that requires a substantial commitment of time and financial resources, particularly given the number of Company shareholders. The Board and management would also be required to divert time from the business to prepare for and conduct the meeting. Because of these burdens and costs, special shareholder meetings should be extraordinary events that occur only when there are urgent and important strategic matters or profound fiduciary concerns. The current threshold strikes the appropriate balance, as it allows for shareholders to call a special meeting when such an extraordinary matter arises, without enabling a small minority of shareholders to call unnecessary meetings for less significant matters. If the proposal were adopted, a small minority of shareholders—potentially with narrow, short-term interests—could call special meetings to present proposals with little likelihood of success, without regard to how the costs and other burdens might impact the Company's future success or the interests of the vast majority of shareholders.

McDonald's is Committed to Shareholder Engagement and Sound Governance Practices. Company leaders meet regularly with shareholders to discuss our strategy, operational performance and business practices. We also meet with shareholders throughout the year to share perspectives on corporate governance, executive compensation and sustainability matters, among other topics (see "Shareholder Engagement" on page 31 of this Proxy Statement). We strongly believe that this commitment to ongoing dialogue with our shareholders, together with practices such as annual Director elections, a "proxy access" right for nominating Directors, no supermajority voting provisions, and shareholders' existing right to call special meetings, protects shareholder rights without the expense and risk associated with a lower special meeting threshold.

For these reasons, the proponent's new threshold for shareholders to convene a special shareholders' meeting is neither necessary nor in shareholders' best interests.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

 The Board of Directors recommends that shareholders vote **AGAINST** this proposal.

| PROPOSAL NO. 8 | Advisory vote on a shareholder proposal to issue a class of preferred stock with the right to elect its own Director. |

Marco Consulting Group Trust I has notified the Company that it intends to submit the following proposal at this year's Annual Shareholders' Meeting. As explained below, the Board recommends that you vote **AGAINST** this shareholder proposal. The proponent states that it beneficially owns 5,546 shares of McDonald's common stock, and there were 816,753,115 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

RESOLVED, that shareholders of McDonald's Corporation ("McDonald's" or the "Company") request that the Board take the necessary steps (including initiating appropriate amendments to the certificate of incorporation and bylaws and excluding those steps that must be taken by shareholders) to adopt a plan to give the Owner/Operators of McDonald's restaurants who pay royalties to McDonald's (hereinafter, "Franchisees") the power to elect one new member of the Board, by issuing to Franchisees shares of a new series of preferred stock ("Franchisee Preferred"), whose holders are entitled to elect the new director (the "Franchisee Director").

Shareholders request that the Company's amended governing documents provide that:

(i)   one share of the Franchisee Preferred should be issued to each Franchisee, for each franchised restaurant;

(ii) consideration for the Franchisee Preferred should be a minimal amount;

(iii) the Franchisee Preferred should be redeemable by the Company at nominal cost when a Franchisee ceases to own a franchised restaurant;

(iv) the Franchisee Preferred should entitle the holder to no amount upon liquidation, termination or dissolution of the Company;

(v)   the Franchisee Preferred should not be transferable to anyone other than McDonald's and should not entitle its holder to vote on any matter other than the election of the new Franchisee Director; and

(vi) the Franchisee Preferred holders have the authority to nominate and elect the Franchisee Director, who may be required to satisfy director qualifications applicable generally to independent directors.

This proposal should be implemented in a way that does not violate the terms of any existing agreement.

SUPPORTING STATEMENT

Restaurant franchisees create a great deal of value for franchisors and their shareholders. While corporate franchisors provide the overall architecture, marketing and strategic vision for franchisees, franchise restaurants are the main revenue and profit drivers creating shareholder value.

According to McDonald's 2015 annual report, conventional franchisees operated a combined 30,081 of McDonald's 36,525 restaurants worldwide. Moreover, the Company provides information on franchised sales in its annual report to shareholders because "management believes they are important in understanding the Company's financial performance." McDonald's acknowledged in the 2015 annual report that "[t]he strength of the alignment among the Company, its franchisees and suppliers ... has been key to McDonald's long-term success." Thus, the Company's relationship with franchisees is critical to long-term shareholder value.

Franchisee representation on McDonald's Board could help strengthen the alignment between the Company and its franchisees by ensuring that the perspective of franchisees is fairly represented, and would appropriately provide a voice for these critical stakeholders among McDonald's top policy leadership. Our proposal uses the Franchisee Preferred to provide an independent selection mechanism for the Franchisee Director that would not require membership in any franchisee association or other organization. Our proposed terms of the Franchisee Preferred are intended to provide no financial benefit, such as dividends or a liquidation preference, to holders.

We urge shareholders to vote for this proposal.

THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends voting **AGAINST** this proposal requesting that the Company take steps to create a dual-class structure that would give the Company's franchisees, for a nominal amount, a new class of preferred stock with the power to elect one new member of the Board of Directors without the consent of common shareholders. The Board strongly believes in the fundamental right of shareholders to elect the Company's Board of Directors. The Board also believes that each Director should represent *all* shareholders and is opposed to having a separate election of a Director to represent a limited constituency, especially given that the proponent's scheme would issue shares to individuals with long-term franchising arrangements with the Company. The Board regularly reviews the Company's governance practices and capital structure and believes that the proposed issuance of preferred stock is not in the best interests of shareholders and the Company.

Shareholders' Right to Elect *All* Directors. In keeping with its strong corporate governance practices, the Board believes that each shareholder should be able to cast an annual vote *FOR* or *AGAINST* all Director nominees in the Company's Proxy Statement. The advisory proposal, if implemented, would eliminate shareholders' right to elect the full Board. As the Board has a fiduciary responsibility to act in the best interests of *all* shareholders, all shareholders should be enfranchised to elect our Directors.

Independent and Diverse Board. In selecting candidates for Board membership, the Board endeavors to find individuals who, among other things, display the independence of mind and strength of character to effectively represent the best interests of all shareholders. The Company's Governance Principles define an independent Director as one who is free of any relationship with the Company or its management that may impair, or appear to impair, the Director's ability to make independent judgments. With a Board currently comprised of 11 independent Directors out of 12, from different professional and personal backgrounds, the Board believes it has achieved its objective. This highly-unusual proposal would give franchisees preferred stock to elect a Director who would likely not be independent due to the direct economic relationship that exists between the Company and franchisees. The Board is against *any* plan to give one group or constituency the right to elect its own Director to represent limited interests, which could be contrary to the long-term, best interests of shareholders.

Robust Lines of Communication. Our Board receives input and feedback from various stakeholders on an ongoing basis through a variety of channels. Importantly, our President and Chief Executive Officer reports to the Board at each of its meetings, sharing an important Company perspective as well as viewpoints from a variety of stakeholders, including our global network of franchisees. The Directors also have direct engagement with franchisees - for example, at the Company's Worldwide Convention, market visits and as customers at their local McDonald's. Moreover, all stakeholders are able to communicate directly with the Board (see "Communications with the Board of Directors and non-management Directors" on page 80 of this Proxy Statement). The proponent's desire to have one constituency share its perspective with the Board vis-à-vis a new class of preferred stock and its own elected Director is extreme and unnecessary in light of the existing robust lines of communication that promote alignment among the Board, management and franchisees.

In summary, the Board is proud of its governance practices and is firmly committed to a strong and independent Board of Directors that serves the interests of *all* shareholders, and not, in fact or appearance, any particular constituency's specified interests. Moreover, there are well-established lines of communication through which our franchisees, shareholders and other stakeholders share their views with our Board. For these reasons, the creation of a new class of preferred stock with the right to elect its own Director is neither necessary nor in the best interests of the shareholders or the Company.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

 The Board of Directors recommends that shareholders vote **AGAINST** this proposal.

PROPOSAL NO. 9 | Advisory vote on a shareholder proposal requesting that the Board make all lawful efforts to implement and/or increase activity on the Holy Land Principles.

The Holy Land Principles, Inc. has notified the Company that it intends to submit the following proposal at this year's Annual Meeting. As explained below, the Board recommends that you vote **AGAINST** this shareholder proposal. The proponent states that it beneficially owns 47 shares of McDonald's common stock, and there were 816,753,115 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

HOLY LAND PRINCIPLES McDONALD'S RESOLUTION

WHEREAS, McDonald's Corporation has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land – with security for Israel and justice for Palestinians – encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel. These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:
Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that McDonald's Corporation benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles – which are both pro-Jewish and pro-Palestinian – will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends voting **AGAINST** this proposal. Contrary to the proponent's assertions, the Company has no direct operations or employees in Israel, and thus it is unable to take any action to effectuate the proposal. The Company is primarily a franchisor. Approximately 85% of McDonald's restaurants worldwide are owned and operated by independent franchisees or developmental licensees, including McDonald's restaurants in Israel, which are independently owned and operated under a developmental license arrangement.

Under a developmental license arrangement, the licensee generally provides capital for the entire business. The Company maintains a business relationship with a developmental licensee through a contractual agreement. The developmental licensee retains full control and authority over staffing, purchasing, marketing and pricing decisions. The Company has no ability to control, nor does it exercise control over, the employment practices of a developmental licensee. For more information on the developmental license business model, see the Company's Form 10-K filing at *http://corporate.mcdonalds.com/mcd/investors/financial-information/sec-filings.html*.

The Company recognizes the importance of human capital to the McDonald's brand around the world and continually works to identify, analyze and assess the impact of its business on human rights. The Board also understands the significance of this issue and, in 2013, the Board tasked the Sustainability and Corporate Responsibility Committee to review the Company's human rights risks and prepare a report to shareholders on this topic. Among other things, the report documents the Company's efforts to inform its franchisees of its commitment to human rights and to encourage them to adopt appropriate policies for their businesses across the globe. Franchisees, like developmental licensees, are responsible for the day-to-day operations of their restaurants and are exclusively responsible for employment matters in their organizations, including the recognition of which practices or principles constitute best practices and warrant consideration by their organizations. This report is available at *http://corporate.mcdonalds.com/mcd/investors/corporate-governance/board_and_committee_reports.html*.

Further, our shareholders expressed their opposition to this proposal last year. At the 2016 Annual Shareholders' Meeting, the proposal received just over 3% of the votes cast (approximately 2% of our outstanding shares).

For the reasons outlined above, we continue to believe that adoption of this proposal is not possible and not in the best interests of the Company and its shareholders.

 The Board of Directors recommends that shareholders vote **AGAINST** this proposal.

| PROPOSAL NO. 10 | Advisory vote on a shareholder proposal requesting the Board to update the Company's policy regarding use of antibiotics by its meat suppliers. |

The Benedictine Sisters of Boerne, Texas and certain co-filers have notified the Company that they intend to submit the following proposal at this year's Annual Meeting. As explained below, the Board recommends that you vote **AGAINST** this shareholder proposal. The lead proponent states that it beneficially owns 52 shares of McDonald's common stock, and there were 816,753,115 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

Phase Out Routine Use of Antibiotics

RESOLVED: Shareholders request that the Board update the 2015 McDonald's Global Vision for Antimicrobial Stewardship in Food Animals by adopting the following policy regarding use of antibiotics by its meat suppliers:

Set global sourcing targets with timelines for pork and beef raised without the non-therapeutic use of medically-important antibiotics.

WHEREAS:

The World Health Organization and the U.S. Centers for Disease Control and Prevention have reported antibiotic resistance is a global public health crisis that threatens to overturn many of the medical advances made over the last century. In Europe, there is a review of the Veterinary Medicinal Products and Medicated Feed Regulations, which may lead to a ban of the routine administration of antibiotics to animals. Experts estimate antibiotic-resistant infections will kill 10 million people per year worldwide by 2050.

A major factor in the spread of antibiotic resistance is its overuse in food-producing animals. Over 70% of medically important antibiotics in the U.S. are sold for livestock use (FDA, 2012), often given to promote animal growth or to prevent rather than to treat illness.

McDonald's has phased out medically important antibiotics in its poultry supply chains in the U.S. in 2015. However, McDonald's has not committed to a similar sourcing policy for poultry outside the U.S., for beef or for pork.

In its annual report, McDonald's acknowledges continued business success "depends on our System's ability to anticipate and respond effectively to continuously shifting consumer demographics, trends in food sourcing, food preparation and consumer preferences in the IEO segment." In a recent survey of American adults, Crain's Chicago Business found that at least 34 percent would be more likely to eat at McDonald's if they served meat raised without antibiotics and hormones.

Subway announced a policy to serve beef and pork without routine antibiotic use by 2025; Panera Bread and Chipotle already serve meat raised without routine use of antibiotics. CKE Restaurants Inc. introduced the All-Natural Burger made from grass-fed, free-range cattle raised without antibiotics. Producers including Tyson, Applegate, and Niman Ranch supply beef and pork raised without antibiotics. Failure to offer antibiotic-free products endangers McDonald's market share.

In April 2016, investors holding over $1 trillion in assets called on McDonald's to set timelines to prohibit the use of medically important antibiotics in its *global* meat and poultry supply chains as they view its use as a risk to public health as well as the brand.

SUMMARY:

Given growing health concerns, changing consumer preferences and industry trends, shareholders would benefit from more detailed plans that sets McDonald's on a course to phase-out the non-therapeutic use of medically important antibiotics in meat production.

THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends that you vote **AGAINST** the proposal requesting that the Board update the Company's 2015 Global Vision for Antimicrobial Stewardship in Food Animals (the "Global Vision for Antibiotics").

Global Vision on Antibiotics. McDonald's began its focus on antibiotic use in food animals in 2003. The Company's vision has been - and continues to be - the preservation of antimicrobial effectiveness in the future through ethical and evolving practices today. The 2015 Global Vision for Antibiotics (outlined below) builds on these efforts and applies to all food animals (poultry, beef, pork, dairy and eggs) served in McDonald's restaurants throughout the world.

The Global Vision for Antibiotics incorporates the following criteria, which serve as goals for McDonald's global supply chain: (i) classes of antimicrobials that are currently approved as dual use (for use in both human and veterinary medicine) for the treatment or prevention of animal disease should only be used in conjunction with a veterinary-developed animal health care program, (ii) antimicrobials in food animals that are by the World Health Organization (WHO) definition "critically important" to human medicine, and not presently approved for veterinary use, should never be used on animals within McDonald's supply chain, (iii) medically important antimicrobials for growth promotion in food animals, as defined by WHO, should not be used within McDonald's supply chain, and (iv) utilize animal production practices that reduce, and where possible, eliminate the need for antimicrobial therapies. The Global Vision for Antibiotics may be found on the Company's website at *http://corporate.mcdonalds.com/mcd/sustainability/sourcing/ animal-health-and-welfare/issues-we-re-focusing-on/vision-for-antimicrobial-stewardship-for-food-animals.html*.

Strong Track Record of Progress in Poultry. The Company believes that the McDonald's System has made good progress in implementing its Global Vision for Antibiotics, focusing first on the application of this vision to poultry. Due to the unique, vertically-integrated poultry supply chain, the Company is able to more easily work with farmers and producers to raise chicken specific to McDonald's requirements. In furtherance of the Global Vision for Antibiotics, McDonald's USA announced in March 2015 that it would only source chicken not treated with antibiotics important to human medicine. At that time, McDonald's USA committed to working with its approved suppliers to implement this policy by 2017. Through collaboration with its suppliers and farmers, McDonald's USA fulfilled its vision with respect to chicken nearly a year ahead of schedule, and no longer serves chicken treated with antibiotics that are important to human medicine. Work is currently in progress to develop policies to implement the Global Vision for Antibiotics in McDonald's poultry supply chains in other markets, taking into account issues such as different local legislation and the availability of other alternatives to ensure the health and welfare of the chickens.

Premature to Set Timelines for Pork and Beef. The beef and pork supply chains present unique challenges as we look to translate our Global Vision for Antibiotics into action for these food animals, especially given our size and geographic scope. Notably:

(1) *Limited Purchases of Pork and Beef Cuts.* Unlike chicken, McDonald's does not purchase the entire food animal in the pork and beef supply chains, which limits our ability to directly influence change.

(2) *Sourcing Complexity.* Within the pork and beef supply chains, animals may move from farm to farm, resulting in less visibility into their origin. Adding to the complexity, there is currently a lack of traceability from farm to farm in a number of key sourcing regions around the world, including the U.S. This is the opposite of poultry, where the Company has a clear line of sight from farm to table.

(3) *Guaranteed Supply.* As we implement the Global Vision on Antibiotics for other food animals, we need to ensure that any change is purposeful, acceptable to customer preferences, and is designed for a continuous and assured supply of products for McDonald's restaurants. The Company continues to work with farmers, producers and other purchasers of food animals to influence meaningful change across the agricultural sector.

Therefore, although we are making progress, it is premature to set time-bound targets for updating the Global Vision for Antibiotics. The Company continues to work with our suppliers and other stakeholders to determine the appropriate courses of action going forward.

Commitment to Sustainable Beef. As an example of the Company's efforts to drive meaningful change in this area more broadly, we are a founding member of the Global Roundtable for Sustainable Beef, working closely with beef industry leaders and other experts to collectively define principles and criteria for what "sustainable beef" should be, and to help advance beef sustainability around the world. A report on our progress in this regard, including our further involvement in on the ground country level industry platforms to drive progress, may be found on the Company's website at *http://corporate.mcdonalds.com/mcd/sustainability/ signature_programs/beef-sustainability.html*.

Engagement with the Proponent. The Company has engaged on this topic with the proponent and other interested shareholders for several years and has made subject matter experts available to discuss their questions and concerns. In addition, at the 2016 Annual Shareholders' Meeting, the Company's shareholders expressed their opposition to a similar proposal.

For all of the reasons discussed above, the Board believes that the request is premature, and has the potential for a diversion of resources with no corresponding benefit to the Company, our customers and our shareholders.

 The Board of Directors recommends that shareholders vote **AGAINST** this proposal.

> **PROPOSAL NO. 11**
>
> Advisory vote on a shareholder proposal requesting a report assessing the environmental impacts of polystyrene foam beverage cups.

The Gun Denhart Living Trust, represented by As You Sow Foundation, and a co-filer have notified the Company that it intends to submit the following proposal at this year's Annual Meeting. As explained below, the Board recommends that you vote **AGAINST** this shareholder proposal. The lead proponent states that it beneficially owns 81 shares of McDonald's common stock, and there were 816,753,115 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

WHEREAS: McDonald's Corp. has stated its aspiration to "source all of our food and packaging sustainably," yet continues to use polystyrene-based foam beverage cups in some overseas markets years after phasing them out in the United States.

The Sustainable Packaging Coalition, of which McDonald's is a member, defines sustainable packaging as "beneficial, safe and healthy for individuals and communities throughout its life cycle." The International Agency for Research on Cancer has determined that styrene, used in the production of polystyrene, is a possible human carcinogen. Epidemiologic studies suggest an association between occupational styrene exposure and an increased risk of leukemia and lymphoma.

Polystyrene foam used for coffee cups, takeout containers and packing materials, is rarely recycled. It is often swept into waterways and is one of the top items found in ocean beach cleanups. Foam packaging materials break down into small indigestible pellets which animals mistake for food. Ingestion can result in death as demonstrated in birds, turtles, and whales.

Foam has also been shown to transfer hazardous chemicals to wildlife. Plastics absorb toxics like PCBs, pesticides, and metals from water, transferring them to the marine food web and potentially to human diets, increasing risk of adverse effects to wildlife and humans. Foam may pose a higher risk to marine animals than other plastics due to its hazardous constituent chemicals and research showing it can accumulate high concentrations of water borne toxins in a short time frame. Polystyrene has caused decreased reproduction in laboratory populations of oysters and fish.

Antigua and Barbuda, Bangladesh, Barbados, France, Guyana, Haiti, Rwanda, Taiwan and states in India and Malaysia have enacted bans on foam packaging. More than 100 U.S. cities or counties have banned or restricted foam packaging. The problem can be exacerbated in developing countries with less sophisticated solid waste management systems. Recent scientific research estimates that one half of ocean plastic deposition comes from several rapidly developing Asian countries including China and the Philippines where McDonald's still uses foam cups in some areas.

Fresh waters are also threatened by plastics like polystyrene. A recent study of 29 rivers flowing into the Great Lakes found that every sample carried microplastics, often in concentrations far larger than detected in the lakes themselves.

BE IT RESOLVED THAT: Shareowners of McDonald's request that the board of directors issue a report at reasonable cost, omitting confidential information, assessing the environmental impacts of continued use of polystyrene foam beverage cups, including quantifying the amount that could reach the environment, and assessing the potential for increased risk of adverse health effects to marine animals and humans.

SUPPORTING STATEMENT:

Proponents believe the report should include an assessment of the reputational, financial and operational risks associated with continuing to use foam cups and a timeline to phase out their use. We believe the requested report is in the best interest of McDonald's and its shareholders. Leadership in this area will protect our brand and enhance the company's reputation.

THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends voting **AGAINST** this proposal. The Board has carefully considered the proposal and, for the reasons described below, believes that the report requested is unnecessary, and has the potential for a diversion of resources with no corresponding benefit to the Company, our customers, and our shareholders, particularly in light of McDonald's ongoing packaging sustainability efforts and reporting in an open and transparent way.

Strong Track Record of Packaging Sustainability. The Company's ultimate vision is to avoid waste in the first place and to source all packaging sustainably. As packaging is key for quality and food safety, we continually research and test more environmentally friendly alternatives while balancing customers' preferences. The Company has a strong track record of progress in sustainability. Over the last several decades, the Company has collaborated with dozens of organizations to develop programs that create lasting change for society and our business. An important milestone in the Company's sustainability journey dates back over 25 years ago, when we partnered with the Environmental Defense Fund to reduce the environmental impact of our packaging. The success of this partnership provides a model that the Company uses to advance progress on numerous social and environmental issues. The Company plans to continue making progress toward sourcing sustainable packaging, driven by this collaborative approach - working closely with experts, industry leaders and suppliers to identify lasting solutions.

Most recently, the Company published the McDonald's Journey Towards Sustainable Fiber-Based Packaging report, which outlines the Company's progress toward its stated goal of sourcing 100 percent of fiber-based packaging from recycled or certified sustainable sources. Importantly, the Company is more than half way to achieving this goal. This report is available on the Company's website at *http://corporate.mcdonalds.com/mcd/sustainability/sustainability_CR_reports.html*.

For more information on the Company's packaging sustainability initiatives generally, please see the Company's website at *http://corporate.mcdonalds.com/mcd/sustainability.html*.

Limited Use of Polystyrene. Polystyrene foam cups comprise a limited amount of McDonald's packaging. At this time, approximately 2% of the packaging used in McDonald's restaurants worldwide (by weight) is comprised of polystyrene foam. When considering packaging options, the Company considers the environmental impact of packaging, along with functionality, affordability, availability of materials, impact on operations and customer acceptance.

Ongoing Dialogue with Proponent. The Company has engaged on this topic with the proponent's representative and has also provided access to the Company's subject matter experts to address questions and concerns. We have been transparent about our progress and the challenges with addressing the proponent's request. This dialogue has also focused on McDonald's continuing efforts to address these challenges in the best interest of our customers, suppliers and shareholders.

Therefore, in light of McDonald's ongoing sustainability efforts and transparent reporting, we believe that the request is unnecessary and has the potential for a diversion of resources with no corresponding benefit to the Company, our customers and our shareholders.

 The Board of Directors recommends that shareholders vote **AGAINST** this proposal.

| PROPOSAL NO. 12 | Advisory vote on a shareholder proposal requesting a report on charitable contributions. |

Mr. John Harrington has notified the Company that he intends to submit the following proposal at this year's Annual Meeting. As explained below, the Board recommends that you vote **AGAINST** this shareholder proposal. The proponent states that he beneficially owns 100 shares of McDonald's common stock, and there were 816,753,115 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

SHAREHOLDER PROPOSAL

RESOLVED, shareholders of **McDonald's Corporation** (the "Company") hereby request that the Company prepare and annually update a report to shareholders, at reasonable expense and excluding proprietary information, listing and analyzing charitable contributions during the prior year. The report should:

1. Identify organizational or individual recipients of donations, whether cash or in-kind, in excess of $500 and aggregate of smaller contributions by categories of recipients such as community organizations, schools, dietary organizations, medical groups, environmental, churches, etc.;

2. Identify areas of alignment and potential conflict between the Company's charitable contributions and the Company's key stated ambitions, values and mission as stated in its corporate social responsibility reports and SEC filings;

3. Include management's analysis of any risks to the Company's brand, reputation, or shareholder value posed by public controversies associated with contributions or any incongruencies with corporate values;

4. Include coherent criteria for assessing congruency and brand risk, such as identifying philanthropic areas or initiatives considered most germane to corporate values and types of donations that may be contrary to company values or reputation; and

5. Based on the above, evaluate and state justification for any identified incongruent activities.

SUPPORTING STATEMENT

Research by the Proponent uncovered charitable activities that may pose a risk to the Company's reputation and brand by undermining the Company's stated commitments. Examples include:

- **McTeacher's Nights.** The Company's "Ambition" includes "using our reach to be a positive force" and being a "Good Neighbor" because we "champion happy, healthy kids."[1] Yet teachers' unions have stated that the Company's McTeacher's Nights program exploits the trust families place in schools to promote junk food to children, undermining teachers' efforts to teach students healthy habits. Other school programs have faced similar criticisms.

- **Sponsorship of health organizations.** The Company has made contributions to health-related organizations, including the American Academy of Pediatrics,[2] the California Dietetic Association,[3] and the Michigan Academy of Nutrition and Dietetics conference,[4] among others. Because of our company's association with foods high in fat, sugar and salt, a number of these contributions were criticized by Dieticians for Public Integrity and other observers, leading to detrimental media coverage for our Company.

As long-term shareholders of McDonald's Corporation, we believe the Company should ensure that its practices minimize risk to its reputation and brand. Thus, the Company should disclose and review its charitable activities to ensure they are congruent with its stated values and avoid unnecessary risk to shareholder value.[5] Vote yes if you agree with this view.

---

[1] http://corporate.mcdonalds.com/mcd/our_company/our-ambition.html

[2] http://web.archive.org/web/20131019182904/http://www.aapexperience.org/2013/onsiteprogram.pdf

[3] http://www.shape.com/blogs/shape-your-life/mcdonalds-sponsors-nutrition-convention; http://www.motherjones.com/environment/2014/05/my-trip-mcdonalds-sponsored-nutritionist-convention

[4] http://integritydietitians.org/2016/02/19/mcdonalds-sponsors-michigan-academy-of-nutrition-and-dietetics-conference/

[5] http://well.blogs.nytimes.com/2015/08/09/coca-cola-funds-scientists-who-shift-blame-for-obesity-away-from-bad-diets/

THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends voting **AGAINST** this proposal requesting the Board to publish an annual report identifying virtually all of the Company's charitable contributions and providing a congruency analysis between its corporate values and those contributions. The Company has meaningful, efficient processes in place for corporate governance and oversight of charitable contributions at the management and Board levels. After careful review of this proposal, the Board has determined that providing the requested disclosures would incur unnecessary expense without providing any meaningful benefit to shareholders.

McDonald's Guidelines for Charitable Contributions. Giving back to local communities is one of our core values. While charitable initiatives vary country to country, the Company is globally aligned around two main giving priorities: improving the lives of children and their families primarily through support of Ronald McDonald House Charities (as more fully described below), and strengthening communities by addressing local needs. The Company has in place global compliance guidelines for approval of charitable contributions, which are designed to ensure that corporate funds are allocated appropriately, and that contributions are aligned with the Company's giving priorities, core values and Brand image. Also, as part of its oversight responsibilities related to Brand trust, the Board's Sustainability & Corporate Responsibility Committee regularly reviews reports on the Company's charitable contributions and philanthropy initiatives. Further information regarding the Company's giving philosophy and activities is available on the Company's website at *http://corporate.mcdonalds.com/mcd/sustainability/community.html*. Accordingly, providing a detailed report including the amount of, and rationale behind, each individual contribution as requested by the proponent, would serve no useful purpose, while causing the Company to incur the unnecessary burden and expense of administering a complicated global reporting system, without providing any real value to shareholders.

McDonald's Employee Matching Gift Program. For U.S. based employees, the Company encourages individual giving by matching certain charitable contributions dollar for dollar (up to $5,000 annually for most staff employees and $10,000 annually for officers and members of the Company's Board of Directors). The Company has established qualification criteria for the not-for-profit organizations, which are designed to ensure that each matching contribution made by the Company will be consistent with the Company's core values and Brand image. The proposed cataloging and disclosure of these matching gift contributions as requested by the proponent would not be an efficient or appropriate use of the Company's resources, and, as stated above, would not provide any real value to shareholders.

McDonald's Support of Ronald McDonald House Charities (RMHC). The Company's "charity of choice" is RMHC, whose mission is to create, find and support programs that directly impact the health and well-being of children. At its corporate headquarters and in markets around the world, the Company provides direct financial support and in-kind support through use of Company facilities and resources. Of equal importance, Company employees have provided countless hours of volunteer support, not only to local chapter programs but through sharing knowledge and expertise in areas such as technology, accounting, marketing and legal, all intended to help reduce administrative expenses for RMHC. We are proud to have supported the growth of RMHC from one Ronald McDonald House in 1974 to a network of over 290 chapters spanning over 63 countries and regions.

Given the nature and scope of the Company's giving programs and the strong governance surrounding charitable contributions as described above, the Board believes that the annual report and analysis requested by the proponent would incur cost without commensurate benefit to shareholders. We also point to similar "congruency analysis" proposals related to corporate spending submitted by the same proponent in 2015 and 2016, which received support of approximately 7.50% and 5.41% of the votes cast, respectively.

 The Board of Directors recommends that shareholders vote **AGAINST** this proposal.



STOCK OWNERSHIP

DIRECTOR STOCK OWNERSHIP GUIDELINES AND STOCK OWNERSHIP AND RETENTION POLICY FOR SENIOR OFFICERS

The Company has established stock ownership guidelines for Directors, which are regularly reviewed by the Governance Committee. Under the guidelines, Directors should own Company stock at least equal in value to the lesser of (i) five times the annual cash Board retainer or (ii) 10,000 shares within five years of joining the Board. All Directors currently meet the guidelines. Directors are prohibited from entering into any hedging or pledging arrangement with respect to Company stock. The Company also imposes stock ownership and retention requirements for senior officers through its Stock Ownership and Retention Policy. The requirements for senior officers are discussed in the Compensation Discussion and Analysis section, on page 42. The guidelines and the policy are available on the Company's website at *http://corporate.mcdonalds.com/mcd/investors/corporate-governance/governance-principles-policies-and-guidelines.html.*

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers and Directors and persons who beneficially own more than 10% of our common stock (Reporting Persons) must file reports with the SEC about their ownership of and transactions in our common stock and our securities related to our common stock. Reporting Persons must furnish us with copies of these reports. Based on our review of those reports provided to us and inquiries we have made, we believe that all Section 16(a) filing requirements applicable to these Reporting Persons were timely met during the year ended December 31, 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows all beneficial owners of more than five percent of the Company's common stock outstanding as of December 31, 2016:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group, Inc.[1] 100 Vanguard Blvd. Malvern, PA 19355	61,310,856	7.4%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	53,973,135	6.5%
State Street Corporation[3] One Lincoln Street Boston, MA 02111	42,658,113	5.1%

(1) *Reflects shares deemed to be beneficially owned by The Vanguard Group, Inc., directly or through its subsidiaries, as of December 31, 2016, according to a statement on Schedule 13G/A filed with the SEC on February 10, 2017, which indicates that Vanguard, an investment adviser, has sole voting power with respect to 1,307,582 of the shares, shared voting power with respect to 178,522 of the shares, sole dispositive power with respect to 59,836,117 of the shares and shared dispositive power with respect to 1,474,739 of the shares. The Schedule 13G/A certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.*

(2) Reflects shares deemed to be beneficially owned by BlackRock, Inc., directly or through its subsidiaries, as of December 31, 2016, according to a statement on Schedule 13G/A filed with the SEC on January 25, 2017, which indicates that BlackRock, a parent holding company, has sole voting power with respect to 46,278,027 shares and sole dispositive power with respect to all of the shares. The Schedule 13G/A certifies that the securities were acquired and are held in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(3) Reflects shares deemed to be beneficially owned by State Street Corporation, directly or through its subsidiaries, as of December 31, 2016, according to a statement on Schedule 13G filed with the SEC on February 8, 2017, which indicates that State Street, a parent holding company, has shared voting power and shared dispositive power with respect to all of the shares. The Schedule 13G certifies that the securities were acquired and are held in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the ownership of the common stock and common stock equivalent units for the named individuals and all Directors and executive officers as a group. Except as indicated below, information reflected in the following table is as of March 1, 2017. Directors and executive officers as a group owned (directly, indirectly and through benefit plans) less than one-percent of the Company's common stock:

Name	Common stock[1][2][3][4]	Stock equivalents[5]	Total
Directors			
Lloyd Dean	0	2,981	2,981
Robert Eckert	5,000	52,151	57,151
Margaret Georgiadis	2,130	2,369	4,499
Enrique Hernandez, Jr.	2,000	72,573	74,573
Jeanne Jackson	1,666	63,619	65,285
Richard Lenny	2,288	29,382	31,670
Walter Massey	5,045	38,502	43,547
John Mulligan	0	1,743	1,743
Sheila Penrose	3,000	22,167	25,167
John Rogers, Jr.	87,500	48,656	136,156
Miles White	5,000	12,335	17,335
Named executive officers			
Michael Andres[6]	62,137	3,752	65,889
Peter Bensen[6]	324,687	23,663	348,350
Stephen Easterbrook	234,020	0	234,020
Douglas Goare	179,213	5,873	185,086
David Hoffmann[6]	63,638	2,380	66,018
Silvia Lagnado	20,611	0	20,611
Kevin Ozan	127,236	2,415	129,651
All Directors and executive officers as a group (the Group) (26 persons)	1,608,041	387,925	1,995,966

(1) Includes unallocated shares held in the Company's 401k Plan as follows: Messrs. Bensen: 7; Goare: 427; Hoffmann: 187; Ozan: 74; and the Group: 736.

(2) Includes shares that could be purchased by exercise of stock options on or within 60 days after March 1, 2017 under the Company's equity plans as follows: Messrs. Easterbrook: 231,221; Goare: 153,470; and Ozan: 112,512; Ms. Lagnado: 11,630 and the Group:1,326,043. Includes 55,264 shares for Mr. Andres: 308,802 shares for Mr. Bensen and 56,023 shares for Mr. Hoffmann that could be purchased by exercise of stock options on or within 60 days after the date last served with the Company.

(3) Directors and executive officers as a group have sole voting and investment power over shares of common stock listed in the above table except as follows: (i) shared voting and investment powers for shares held by Messrs. Hernandez: 2,000; Lenny: 2,288; Ms. Georgiadis: 2,130; and Ms. Jackson: 1,174; and (ii) for the benefit of children, shares held by Ms. Jackson: 492.

(4) For Mr. Rogers, includes 87,500 shares of common stock held in a margin account, which amount was pledged prior to the adoption of the Company's current policy with respect to hedging and pledging McDonald's stock.

(5) Includes common stock equivalent units credited under certain of the Company's retirement plans and the Directors' Plan, which are payable in cash.

(6) Amounts for Messrs. Andres and Bensen are as of December 31, 2016 and September 2, 2016, their respective retirement dates and for Mr. Hoffman are as of September 30, 2016, when he resigned from the Company.



TRANSACTIONS WITH RELATED PERSONS

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

The McDonald's System has over 36,000 restaurants worldwide, most of which are independently owned and operated. Within this extensive System, it is not unusual for our business to touch many companies in many industries, including suppliers of food and other products and services. The Board of Directors reviews and approves (or ratifies), as appropriate, transactions, relationships or arrangements in which the Company is a participant and that involve Directors, nominees for Director, executive officers, beneficial owners of more than 5% of our common stock, their immediate family members, including domestic partners, and companies in which they have a material interest.

The Board has a policy that sets out procedures for the reporting, review and ratification of related person transactions. The policy operates in conjunction with other aspects of the Company's compliance program, including a requirement that Directors and employees report any circumstances that may create or appear to create a conflict, regardless of the amount involved. Directors and executive officers must also confirm information about related person transactions, and management reviews its books and records and makes other inquiries as appropriate.

Under the policy, the Board evaluates related person transactions for purposes of recommending to the disinterested members of the Board whether or not the transactions are fair, reasonable and within Company policies and should be approved or ratified. Related person transactions involving Directors are reviewed by the Board at least annually.

The Board has considered certain types of potential related person transactions and pre-approved them as not presenting material conflicts of interest. Those transactions include (i) compensation paid to Directors and executive officers that has been approved by the Board or the Compensation Committee; (ii) Company contributions to Ronald McDonald House Charities, Inc. and certain other contributions made in limited amounts to other charitable or not-for-profit organizations; and (iii) transactions in which the related person's interest arises solely from ownership of the Company's common stock and all holders of the common stock receive the same benefit on a pro-rata basis. The Board considers the appropriateness of any related person transaction not within the pre-approved classes in light of all relevant factors, including:

- the terms of the transaction and whether they are arm's-length and in the ordinary course of McDonald's business;
- the direct or indirect nature of the related person's interest in the transaction;
- the size and expected duration of the transaction; and
- other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.

Related person transactions involving Directors are also subject to approval or ratification by the disinterested Directors when so required under Delaware law.

RELATED PERSON TRANSACTION

In 2016, Inter-Con Security Systems, Inc. (Inter-Con) provided physical security services for the Company's home office campus. Enrique Hernandez, Jr., a Director of the Company, is the Chairman, President and Chief Executive Officer, as well as a 51.44% shareholder of Inter-Con. Payments by the Company to Inter-Con for 2016 for such services totaled approximately $1,372,900. The Company believes that these services, which represent less than 2% of the gross revenues of Inter-Con, were made on terms at least as favorable as would have been available from other parties. The disinterested Directors ratified this transaction for 2016. The contract for Inter-Con's services expired on December 31, 2016 and was not renewed.



COMMUNICATIONS

COMMUNICATIONS WITH THE BOARD OF DIRECTORS AND NON-MANAGEMENT DIRECTORS

Interested persons wishing to communicate directly with the Board or the non-management Directors, individually or as a group, may do so by sending written communications addressed to them at Board of Directors of McDonald's Corporation, c/o Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail at *bod@us.mcd.com*. Under the Board's policy for communications addressed to the Board, the Office of the Corporate Secretary collects mail and e-mail, forwards correspondence directed to an individual Director to that Director, and screens correspondence directed to multiple Directors or the full Board in order to forward it to the most appropriate person. Communications to the Board, the non-management Directors or to any individual Director that relate to the Company's accounting, internal accounting controls or auditing matters are referred to the Chair of the Audit & Finance Committee.

CONSIDERATION OF DIRECTOR NOMINATIONS FOR THE 2018 ANNUAL SHAREHOLDERS' MEETING

SUGGESTIONS FOR DIRECTOR CANDIDATES NOMINATED BY THE BOARD

Shareholders can suggest Director candidates for consideration for nomination by the Board by writing to the Governance Committee, c/o Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com*. Shareholders should provide the candidate's name, biographical data, qualifications and the candidate's written consent to being named as a nominee in the Company's Proxy Statement and to serve as a Director, if elected.

DIRECTOR CANDIDATES NOMINATED BY A SHAREHOLDER

The Company's By-Laws permit shareholders to nominate Directors for election at an annual meeting. A nominating shareholder must provide the information required by the By-Laws and give timely notice of the nomination to the Office of the Corporate Secretary in accordance with the By-Laws, and each nominee must meet the qualifications required by the By-Laws. Notice of the nomination must be received by the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com*, and delivered on or after 5:00 p.m. Central Time on January 24, 2018 and on or before 5:00 p.m. Central Time on February 23, 2018.

For more information, see the Company's By-Laws, which are available on the Company's website at *http://corporate.mcdonalds.com/ mcd/investors/corporate-governance/certificate_of_incorporation_and_by_laws.html*.

PROXY ACCESS CANDIDATES

The Company's By-Laws also provide that, under certain circumstances, a shareholder or group of shareholders may include Director candidates that they have nominated in the Company's Annual Shareholders' Meeting Proxy Statement. These proxy access provisions of the By-Laws provide, among other things, that a shareholder or group of up to twenty shareholders seeking to include Director candidates in the Annual Shareholders' Meeting Proxy Statement must own 3% or more of the Company's outstanding common stock continuously for at least the previous 3 years. The number of shareholder-nominated candidates appearing in any Annual Shareholders' Meeting Proxy Statement cannot exceed the greater of two Directors and 20% of the number of Directors then serving on the Board. If 20% is not a whole number, the maximum number of shareholder-nominated candidates would be the closest whole number below 20%, and may be reduced under certain circumstances, as described in the By-Laws. The nominating shareholder or group of shareholders also must deliver the information required by the By-Laws and satisfy the other applicable requirements of the By-Laws, and each nominee must meet the qualifications required by the By-Laws.

Requests to include shareholder-nominated candidates in the Company's Proxy Statement for the 2018 Annual Shareholders' Meeting must be received by the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com*, and delivered on or after 5:00 p.m. Central Time on January 24, 2018 and on or before 5:00 p.m. Central Time on February 23, 2018.

For more information, see the Company's By-Laws, which are available on the Company's website at *http://corporate.mcdonalds.com/mcd/investors/corporate-governance/certificate_of_incorporation_and_by_laws.html*.

SHAREHOLDER PROPOSALS FOR INCLUSION IN NEXT YEAR'S PROXY STATEMENT

To be considered for inclusion in the Company's Proxy Statement for the 2018 Annual Shareholders' Meeting, shareholder proposals must be received by the Office of the Corporate Secretary no later than 5:00 p.m. Central Time on December 14, 2017. These proposals must be sent to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com*. This notice requirement is in addition to the SEC's other requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's Proxy Statement.

OTHER SHAREHOLDER PROPOSALS FOR PRESENTATION AT THE 2018 ANNUAL SHAREHOLDERS' MEETING

For any proposal not properly submitted for inclusion in the Proxy Statement for the 2018 Annual Shareholders' Meeting under SEC rules and that is sought to be presented directly from the floor of the 2018 Annual Shareholders' Meeting, the Company's By-Laws require that timely notice must be given in writing to the Office of the Corporate Secretary. To be timely, the notice must be delivered to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com* on or after 5:00 p.m. Central Time on January 24, 2018 and on or before 5:00 p.m. Central Time on February 23, 2018. The By-Laws also provide that the proposal, as determined by the Chairman of the meeting, must be a proper subject for shareholder action under Delaware law, and the proposal must satisfy certain other requirements set forth in the By-Laws.

SOLICITATION OF PROXIES AND VOTING



NOTICE AND ACCESS

The Company follows the SEC's "Notice and Access" rule. Most shareholders will receive a notice of Internet availability of proxy materials (Notice) in lieu of a paper copy of the Proxy Statement and the Company's Annual Report on Form 10-K. The Notice provides instructions on how shareholders can access the proxy materials online, describes matters to be considered at the Annual Shareholders' Meeting and gives instructions on how shares can be voted. Shareholders receiving the Notice can request a paper copy of the proxy materials by following the instructions set forth in the Notice.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
THE PROXY STATEMENT AND OUR 2016 ANNUAL REPORT ON FORM 10-K TO SHAREHOLDERS ARE AVAILABLE AT:
WWW.INVESTOR.MCDONALDS.COM

RECORD DATE

Shareholders owning McDonald's common stock at the close of business on March 27, 2017 (the record date), may vote at the 2017 Annual Shareholders' Meeting. On that date, 816,753,115 shares of common stock were outstanding and there were approximately 1,750,000 shareholders of McDonald's common stock. Each share is entitled to one vote on each matter to be voted upon at the Annual Shareholders' Meeting.

VOTING PRIOR TO THE ANNUAL SHAREHOLDERS' MEETING

Most shareholders have a choice of voting prior to the meeting by proxy over the Internet, by telephone or by using a traditional proxy card. Refer to the Notice or your proxy or voting instruction card to see which options are available to you and how to use them. The Internet and telephone voting procedures are designed to authenticate shareholders' identities and to confirm that their instructions have been properly recorded.

VOTING AT THE ANNUAL SHAREHOLDERS' MEETING

Ballots will be available for shareholders to vote at the meeting. Shareholders who listen to the audiocast will not be able to vote their shares unless they vote by proxy prior to the meeting.

QUORUM

A quorum will be present if the holders of a majority of the shares of common stock entitled to vote are present in person or represented by proxy at the Annual Shareholders' Meeting. The Company's independent inspector of election, Broadridge Financial Solutions, Inc., will determine whether or not a quorum is present.

VOTING TABULATION

All votes cast at the Annual Shareholders' Meeting will be tabulated by Broadridge.

Directors will be elected by majority vote, which means that a nominee is elected only if the votes cast "for" his or her election exceed the votes cast "against" his or her election (with abstentions and broker non-votes having no effect on the outcome of the election). Each of the incumbent Directors has tendered an irrevocable resignation that will be effective if (i) the nominee does not receive a majority of the votes cast and (ii) upon the recommendation of the Governance Committee, the Board accepts the resignation following the meeting.

With respect to the advisory vote to approve executive compensation, the vote to approve the material terms of the performance goals for awards under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan, the advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2017, and the advisory votes on each of the shareholder proposals, shareholders may (i) vote in favor; (ii) vote against; or (iii) abstain from voting. Under the Company's By-Laws, to be approved, these proposals must receive the affirmative vote of a majority of the voting power of the shares represented at the Annual Shareholders' Meeting and entitled to vote thereon. With respect to the advisory vote on the frequency of future advisory votes to approve executive compensation, shareholders may vote to hold such votes (a) each year, (b) every two years, (c) every three years or (d) may abstain from voting. Under the By-Laws, the voting option, if any, that receives the affirmative vote of a majority of the voting power of the shares represented at the Annual Shareholders' Meeting and entitled to vote thereon will be deemed to be approved by the shareholders.

Broadridge will treat abstentions on any one or more of the proposals submitted for shareholder action as shares present for purposes of determining a quorum, but an abstention on any proposal (other than Director elections) will have the effect of a vote against approval of that proposal, including having the effect of a vote against each voting option with respect to the advisory vote on the frequency of future advisory votes to approve executive compensation.

REGISTERED SHAREHOLDERS

All valid proxies properly executed and received by the Company prior to the Annual Shareholders' Meeting will be voted as directed by shareholders.

Registered shareholders who submit an executed proxy, but do not specify how they want their shares voted, will have their shares voted as follows: **FOR** the election of the Board's nominees for Director as set forth under "Election of Directors," **FOR** the approval of executive compensation, in favor of a **ONE YEAR** advisory vote on executive compensation, **FOR** the approval of the material terms of the performance goals for awards under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan, **FOR** the approval of the appointment of Ernst & Young LLP as independent auditor for 2017, and **AGAINST** all of the shareholder proposals.

Registered shareholders may revoke their proxy and change their vote at any time before the Annual Shareholders' Meeting by submitting written notice to the Corporate Secretary, by submitting a later dated and properly executed proxy (by Internet, telephone or mail) or by voting in person at the Annual Shareholders' Meeting.

BENEFICIAL HOLDERS

Shareholders who hold their shares through an intermediary, such as a bank or broker, are deemed to be beneficial holders and will receive a voting instruction form from their intermediary. Each intermediary is subject to certain NYSE rules regarding voting and votes according to its own procedures.

Under NYSE rules, the proposal to approve the appointment of independent auditors is considered a "discretionary" item. This means that brokerage firms may vote in their discretion on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Shareholders' Meeting. In contrast, all of the other proposals set forth in this Proxy Statement are "non-discretionary" items. Brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals. These so-called "broker non-votes" will not be considered in determining the number of votes necessary for approval and, therefore, will have no effect on the outcome of the votes for these proposals. Broker non-votes with respect to any proposal will be treated as shares present for purposes of determining a quorum at the Annual Shareholders' Meeting.

PROXY SOLICITATION

The Company will provide the Notice, electronic delivery of the proxy materials or mail the 2017 Proxy Statement, the 2016 Annual Report on Form 10-K and a proxy card to shareholders beginning on or about April 13, 2017, in connection with the solicitation of proxies by the Board of Directors to be used at the Annual Shareholders' Meeting. The cost of soliciting proxies will be paid by the Company. The Company has retained Kingsdale Advisors for certain advisory and solicitation services at a fee of approximately $70,000. Proxies also may be solicited by employees and Directors of the Company by mail, telephone, facsimile, e-mail or in person.

CONFIDENTIAL VOTING

It is the Company's policy to protect the confidentiality of shareholder votes. Throughout the voting process, votes will not be disclosed to the Company, its Directors, officers or employees, except to meet legal requirements or to assert or defend claims for or against the Company or except in those limited circumstances where (i) a proxy solicitation is contested; or (ii) you authorize disclosure. The inspector of election has been and will remain independent of the Company. Nothing in this policy prohibits you from disclosing the nature of your vote to the Company, its Directors, officers or employees, or impairs voluntary communication between you and the Company; nor does this policy prevent the Company from ascertaining which shareholders have voted or from making efforts to encourage shareholders to vote.



ADDITIONAL INFORMATION

MCDONALD'S CORPORATION ANNUAL REPORT ON FORM 10-K, OTHER REPORTS AND POLICIES

Shareholders may access financial and other information on the investor section of the Company's website at *www.investor.mcdonalds.com*. Also available, free of charge, are copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Also posted on McDonald's website are the Company's Corporate Governance Principles; the Board's Committee Charters; the Standards on Director Independence; the Standards of Business Conduct, which apply to all officers and employees; the Code of Conduct for the Board of Directors; the Policy for Pre-Approval of Audit and Non-Audit Services Provided by External Audit Firm, the Political Contribution Policy and our Certificate of Incorporation and By-Laws. Copies of these documents and other information are also available free of charge by calling 800-228-9623 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

HOUSEHOLDING OF ANNUAL SHAREHOLDERS' MEETING MATERIALS

Shareholders who share the same last name and address will receive one package containing a separate Notice for each individual shareholder at that address. Shareholders who have elected to receive paper copies and who share the same last name and address will receive only one set of the Company's Annual Report on Form 10-K and Proxy Statement, unless they have notified us that they wish to continue receiving multiple copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

If you hold McDonald's stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice and receive prompt delivery of a separate copy of the materials by calling 800-621-7825 (toll-free) from the U.S. and Canada, or 312-360-5129 from other countries, or by writing to McDonald's Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. If you would like to opt out of this practice and your shares are held in street name, please contact your bank or broker.

If you are receiving multiple copies of proxy materials at your household and would prefer to receive a single copy of these materials, please contact Computershare at the above numbers or address. If your shares are held in street name, please contact your bank or broker.

INFORMATION ABOUT REGISTERING FOR AND ATTENDING THE ANNUAL SHAREHOLDERS' MEETING

Date: Wednesday, May 24, 2017

Time: 8:30 a.m. Central Time

Place: McDonald's Office Campus, The Lodge, Prairie Ballroom, 2815 Jorie Blvd., Oak Brook, Illinois 60523

Directions: Available at *www.investor.mcdonalds.com*

Parking: Very limited parking is available on Campus

Audiocast: To listen to the live audiocast of the Annual Shareholders' Meeting, go to *www.investor.mcdonalds.com* on May 24 just prior to 8:30 a.m. Central Time and click on the appropriate link. The audiocast will be available for a limited time after the meeting.

PRE-REGISTRATION AND ADMISSION POLICY

As seating in the Prairie Ballroom is very limited, we encourage shareholders to listen to the meeting via the live audiocast. Only shareholders and duly appointed proxyholders may attend the meeting in person. To request to attend the meeting, please send the pre-registration form and proof of share ownership to McDonald's Shareholder Services by U.S. mail or e-mail as described below.

- A registered shareholder (i.e., shares held through McDonald's transfer agent, Computershare), may request a ticket to attend the meeting by sending the completed form on page 87 **and** proof of share ownership, such as a copy of the meeting notice or the proxy card, by U.S. mail or by scanning and attaching the documents to an e-mail.
- If shares are held through an intermediary, such as a bank or broker, send the completed form on page 87 **and** proof of share ownership, such as a copy of your meeting notice, the voting instruction form or a brokerage statement reflecting the same name and McDonald's holdings (as of the meeting record date of March 27, 2017), by U.S. mail or by scanning and attaching the documents to an e-mail. Requesting a legal proxy from an intermediary does not constitute pre-registering with McDonald's. Anyone who wishes to attend the meeting must pre-register directly with McDonald's.
- A duly appointed proxy for a shareholder must send the completed form on page 87, proof of proxy power **and** proof of share ownership (as of the meeting record date of March 27, 2017) for the shareholder for whom he/she is a proxy, by U.S. mail or by scanning and attaching the documents to an e-mail.
- Shareholders holding shares in a joint account may request tickets to the meeting if they provide proof of joint ownership and both shareholders follow the pre-registration and admission requirements described above.

Requests for tickets must be sent by e-mail to *shareholder.services@us.mcd.com* or by U.S. mail to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523 between April 20, 2017 and May 10, 2017. Requests for tickets must be received no later than 5:00 p.m. Central Time on May 10, 2017.

All attendees must pre-register for the meeting. Preference will be given to shareholders, followed by proxyholders' requests to the extent space remains. If space is available, confirmation letters will be sent after May 10, 2017. A government-issued photo identification, as well as the confirmation letter, must be shown at the meeting registration desk. Overflow rooms will not be available to view the meeting. In order to accommodate as many shareholders as possible, we will not be able to allow non-shareholder guests to attend the meeting in person. For special assistance on the day of the meeting, please contact McDonald's Shareholder Services in advance at 630-623-7428. If space is not available when pre-registration materials are received, you will be notified that space is no longer available for the meeting. ***Due to space constraints and other considerations, only those persons with confirmation letters to attend the meeting will be allowed on the Company's campus.***

The registration desk will open at 7:30 a.m. Central Time on May 24, 2017.

Pre-registration form for 2017 Annual Shareholders' Meeting of McDonald's Corporation

I am a shareholder (or duly appointed proxy for a shareholder) of McDonald's Corporation and I request to attend the Annual Shareholders' Meeting to be held on May 24, 2017.

Name (please print)   *Phone*

Address   *City*   *State*   *Zip*

- Space is limited. Preference will be given to shareholders, followed by proxyholders' requests to the extent space remains.

- All shareholders and proxyholders must provide proof of share ownership as of the record date of March 27, 2017 that meets the requirements set forth in the Pre-Registration and Admission Policy on page 86.

- To avoid delay in the receipt of a confirmation letter, please do not return this form with a proxy card or mail it in the business envelope received with the proxy materials.

This form and proof of share ownership must be returned by e-mail to *shareholder.services@us.mcd.com* or by mail to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523 beginning April 20, 2017 and no later than 5:00 p.m. Central Time on May 10, 2017.

Prepared by www.argyle.company

HOME OFFICE

McDonald's Corporation

One McDonald's Plaza

Oak Brook, IL 60523

630-623-3000

http://corporate.mcdonalds.com

